As filed with the Securities and Exchange Commission on August 1, 2000

File No. 333-95845
File No. 811-8698

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☒ Pre-Effective Amendment No. 1	☐ Post-Effective Amendment No.

REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 18
(Check appropriate box or boxes.)

C.M. MULTI-ACCOUNT A
(Exact Name of Registrant)

C.M. LIFE INSURANCE COMPANY
(Name of Depositor)

140 Garden Street, Hartford, Connecticut
06154
(Address of Depositor’s Principal Executive Offices)
(Zip Code)

Depositor’s Telephone Number, including Area Code (413) 744-78411

Name and Address of Agent for Service

Stephen R. Bosworth
Vice President
C.M Life Insurance Company
140 Garden Street
Hartford, Connecticut    06154

          Approximate Date of Proposed Public Offering:    Continuous

          It is proposed that this filing will become effective

          ☐    immediately upon filing pursuant to paragraph (b) of Rule 485

          ☐    on                  pursuant to paragraph (b) of Rule 485

          ☐    60 days after filing pursuant to paragraph (a) of Rule 485

          ☐    on (date) pursuant to paragraph (a) of the Rule 485

          If appropriate, check the following box:

          ☐    This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

          Title of Securities Being Registered: Individual Certificate issued under a Group Variable Deferred Annuity Contract with Flexible Purchase Payments

          This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

CROSS REFERENCE TO ITEMS
REQUIRED BY FORM N-4

N-4 Item	Caption in Prospectus
1	Cover Page

2	Definitions

3	Table of Fees and Expenses

4	(Not applicable )

5	The Company; Investment Choices

6	Expenses; Distribution

7	Ownership; Purchasing a Contract; Voting Rights; Reservation of Rights; Right to Take Loans; Contract Value; Cover Page

8	The Income Phase

9	Death Benefit

10	The Accumulation Phase; Distributors

11	Highlights; Withdrawals

12	Taxes

13	Legal Proceedings

14	Additional Information

Caption in Statement of Additional Information
15	Cover Page

16	Table of Contents

17	Company

16	Experts; Distribution

19	Purchase of Securities Being Offered

20	Distribution

21	Performance Measures

22	Annuity Payments

23	Financial Statements
PART A

INFORMATION REQUIRED IN A PROSPECTUS
C.M. Life Insurance Company

C.M. Multi-Account A

Individual or Group Deferred Variable Annuity

This prospectus describes an individual or group deferred variable annuity contract offered by C.M. Life Insurance Company. It provides for accumulation of contract value and annuity payments on a fixed and variable basis.

You, the contract owner, have a number of investment choices in this contract. These investment choices include one fixed account option as well as the following thirty-eight funds which are offered through our separate account, C.M. Multi-Account A.

American Century Variable Portfolios, Inc.
•	American Century VP Income & Growth Fund
•	American Century VP Value Fund

Calvert Variable Series, Inc.
•	Calvert Social Balanced Portfolio

Deutsche Asset Management VIT Funds
•	Deutsche VIT EAFE® Equity Index Fund
•	Deutsche VIT Small Cap Index Fund

Fidelity® Variable Insurance Products Fund
•	VIP Growth Portfolio—Service Class

Fidelity® Variable Insurance Products Fund II
•	VIP II Contrafund® Portfolio—Initial Class

Fidelity® Variable Insurance Products Fund III
•	VIP III Growth Opportunities Portfolio—Service Class

Franklin Templeton Variable Insurance Products Trust
•	Templeton International Securities Fund—Class 2 Shares

INVESCO Variable Investment Funds, Inc.
•	INVESCO VIF—Financial Services Fund
•	INVESCO VIF—Health Sciences Fund
•	INVESCO VIF—Technology Fund

Janus Aspen Series
•	Janus Aspen Balanced Portfolio
•	Janus Aspen Capital Appreciation Portfolio
•	Janus Aspen Worldwide Growth Portfolio

MFS® Variable Insurance Trust SM
•	MFS® Growth With Income Series

MML Series Investment Fund
•	MML Blend Fund
•	MML Emerging Growth Fund
•	MML Equity Fund
•	MML Equity Index Fund—Class I Shares
•	MML Growth Equity Fund
•	MML Large Cap Value Fund
•	MML Managed Bond Fund
•	MML OTC 100 Fund
•	MML Small Cap Growth Equity Fund
•	MML Small Cap Value Equity Fund

Oppenheimer Variable Account Funds
•	Oppenheimer Aggressive Growth Fund/VA
•	Oppenheimer Capital Appreciation Fund/VA
•	Oppenheimer Global Securities Fund/VA
•	Oppenheimer High Income Fund/VA
•	Oppenheimer Main Street® Growth & Income Fund/VA
•	Oppenheimer Money Fund/VA
•	Oppenheimer Multiple Strategies Fund/VA
•	Oppenheimer Strategic Bond Fund/VA

Panorama Series Fund, Inc.
•	Oppenheimer International Growth Fund/VA
•	Panorama Growth Portfolio
•	Panorama Total Return Portfolio

T. Rowe Price Equity Series, Inc.
•	T. Rowe Price Mid-Cap Growth Portfolio

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the contract.

To learn more about the contract, you can obtain a copy of the Statement of Additional Information (SAI), dated August 11, 2000. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page 41 of this prospectus. For a free copy of the SAI, or for general inquiries, call our Annuity Service Center at (800) 366-8226 or write to: Annuity Products, W581, P.O. Box 9067, Springfield, Massachusetts 01102-9067.

The contracts:
•	are not bank deposits.
•	are not federally insured.
•	are not endorsed by any bank or governmental agency.
•	are not guaranteed and may be subject to loss of principal.

The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

August 11, 2000

Index of Special Terms	3

Highlights	4

Table of Fees and Expenses	5

The Company	16

The Individual or Group Deferred Variable Annuity Contract —
General Overview	16

Ownership of the Contract	18

Owner	18
Annuitant	18
Beneficiary	18

Purchasing a Contract	19

Purchase Payments	19
Allocation of Purchase Payments	19

Investment Choices	20

The Separate Account	20
The Funds	20
The Fixed Account	25

Contract Value	26

Accumulation Units	26
Transfers	26
Transfers During the Accumulation Phase	26
Transfers During the Income Phase	27
Dollar Cost Averaging Program	27
Automatic Rebalancing Program	28
Interest Sweep Option	28
Withdrawals	28
Systematic Withdrawal Program	29
Right to Take Loans	30

Expenses	31

Insurance Charges	31
Mortality and Expense Risk Charge	31
Administrative Charge	31
Annual Contract Maintenance Charge	31
Contingent Deferred Sales Charge	31
Free Withdrawals	32
Premium Taxes	32
Transfer Fee	32
Income Taxes	32
Fund Expenses	32

The Income Phase	33

Fixed Annuity Payments	33
Variable Annuity Payments	33
Annuity Unit Value	33
Annuity Options	34

Death Benefit	35

Death of Contract Owner During the Accumulation Phase	35
Death Benefit Amount During the Accumulation Phase	35
Death Benefit Options During the Accumulation Phase	35
Death of Contract Owner During the Income Phase	35

Taxes	36

Annuity Contracts in General	36
Qualified Contracts	36
Withdrawals-Qualified Contracts	36
Direct Transfers-Tax-Sheltered Annuities	37
Withdrawal Restrictions – Tax- Sheltered Annuities	37
Withdrawal Restrictions – Texas Optional Retirement Program	37
Rollovers – Tax-Sheltered Annuity to Individual Retirement Annuity	38
Spousal Consent	38

Other Information	39

Terminal Illness Benefit	39
Performance	39
Standardized Total Returns	39
Nonstandard Total Returns	39
Yield and Effective Yield	39
Related Performance	40
Distributors	40
Electronic Transmission of Application Information	40
Assignment	40
Voting Rights	40
Reservation of Rights	40
Suspension of Payments or Transfers	41
Legal Proceedings	41
Financial Statements	41

Additional Information	41

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Accumulation Phase	16

Accumulation Unit	26

Annuitant	18

Annuity Date	33

Annuity Options	34

Annuity Payments	33

Annuity Service Center	1

Annuity Unit Value	33

Free Withdrawals	32

Income Phase	33

Purchase Payment	17

Qualified Contract	36

Separate Account	20

Tax Deferral	16

Tax-Sheltered Annuity	16

Index of Special Terms
Highlights
This prospectus describes the general provisions of the contract. You may review a copy of the contract upon request.

Free Look

You have a right to examine your contract. If you change your mind about owning your contract, you can cancel it within 10 days after receiving it. However, this time period may vary by state. When you cancel the contract within this time period, we will not assess a sales charge. You will receive back your contract value as of the business day we receive your contract and written request at our Annuity Service Center unless your state has other requirements.

Contingent Deferred Sales Charge

We do not deduct a sales charge when we receive a purchase payment from you. However, we may assess a contingent deferred sales charge if you withdraw any part of the contract value. The amount of the contingent deferred sales charge depends on the length of time between when we issued your contract and when you make a withdrawal. The contingent deferred sales charge ranges from 8% to 0%.

Federal Income Tax Penalty

If you withdraw any of the contract value from your qualified contract, a 10% federal income tax penalty may be applied to the amount of the withdrawal that is includible in your gross income for tax purposes. Some withdrawals may be exempt from the penalty tax. They include any amounts:

•	paid on or after you reach age 59 1 /2;

•	paid to your beneficiary after you die;

•	paid if you become totally disabled as that term is defined in the Internal Revenue Code (Code);

•
paid in a series of substantially equal payments made annually or more frequently, or for the joint life expectancies of you and your designated beneficiary (for a tax-qualified plan other than an individual retirement annuity, this exception applies when the series of payments begins after separation from service);

•	which are made on account of an IRS levy made on a qualified retirement plan or IRA; or

•	paid to the extent that the amount paid does not exceed the allowable deduction under Section 213 of the Code for amounts paid during the taxable year for medical care.

In addition, the following withdrawal amounts from a tax-qualified plan other than an individual retirement annuity may be exempt from the penalty tax:

•	amounts paid to you after separation from service after you reach age 55; or

•	amounts paid to an alternate payee pursuant to a qualified domestic relations order.

The following withdrawal amounts from an individual retirement annuity may also be exempt from the penalty tax:

•
amounts paid for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your dependents if you have received unemployment compensation for at least 12 weeks (this exception does not apply after you have been re-employed for at least 60 days);

•	amounts paid to the extent such amounts do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year; or

•	amounts which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code).

Highlights

Table Of Fees And Expenses

Contract Owner

Transaction Expenses	Current	Maximum

Transfer Fee:	None	The lesser of $20 or 2% of the amount transferred.

Loan Origination Fee:	None	$35

Sales Load on Purchase Payments:	None	None

Contingent Deferred Sales Charge
(as a percentage of amount withdrawn):

Contract Year	1	2	3	4	5	6	7	8	9	10 and later

Percentage	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%

Annual Contract Maintenance Charge:	$0	$60

Separate Account Annual Expenses
(as a percentage of the average account value)

Mortality and Expense Risk Charge:	1.03%	1.25%

Administrative Charge:	0.15%	0.25%

Total Separate Account Annual Expenses:	1.18%	1.50%

Table of Fees And Expenses

Annual Fund Expenses
(as a percentage of average net assets as of December 31, 1999)

	Management Fees After Expense Reimbursements	Other Expenses After Expense Reimbursements		12b-1 Fees	Total Operating Expenses After Expense Reimbursements

American Century VP Income & Growth Fund	0.70%	0.00%		—	0.70%
American Century VP Value Fund	1.00%	0.00%		—	1.00%

Calvert Social Balanced Portfolio	0.70%	0.19%		—	0.89%
Deutsche VIT EAFE® Equity Index Fund	0.26%	0.39%		—	0.65%	[3]

Deutsche VIT Small Cap Index Fund	0.13%	0.32%		—	0.45%	[3]
Fidelity VIP Growth Portfolio – Service Class	0.58%	0.09%		0.10%	0.77%	[4]

Fidelity VIP II Contrafund® Portfolio – Initial Class	0.58%	0.09%		—	0.67%	[4]
Fidelity VIP III Growth Opportunities Portfolio – Service Class	0.58%	0.11%		0.10%	0.79%	[4]

INVESCO VIF—Financial Services Fund	0.75%	0.64%		—	1.39%
INVESCO VIF—Health Sciences Fund	0.75%	0.73%	[5]	—	1.48%

INVESCO VIF—Technology Fund	0.75%	0.56%	[5]	—	1.31%
Janus Aspen Balanced Portfolio	0.65%	0.02%		—	0.67%	[7]

Janus Aspen Capital Appreciation Portfolio	0.65%	0.04%		—	0.69%	[7]
Janus Aspen Worldwide Growth Portfolio	0.65%	0.05%		—	0.70%	[7]

MFS® Growth With Incomes Series	0.75%	0.13%		—	0.88%
MML Blend Fund	0.37%	0.01%	[2]	—	0.38%

MML Emerging Growth Fund	1.05%	0.11%	[2]	—	1.16%	[1]
MML Equity Fund	0.37%	0.00%	[2]	—	0.37%

MML Equity Index Fund – Class I Shares	0.10%	0.35%		—	0.45%	[8]
MML Growth Equity Fund	0.80%	0.11%	[2]	—	0.91%

MML Large Cap Value Fund	0.80%	0.11%	[2]	—	0.91%	[1]
MML Managed Bond Fund	0.47%	0.03%	[2]	—	0.50%

MML OTC 100 Fund	0.45%	0.11%	[2]	—	0.56%	[1]
MML Small Cap Growth Equity Fund	1.08%	0.11%	[2]	—	1.19%

MML Small Cap Value Equity Fund	0.64%	0.11%	[2]	—	0.75%
Oppenheimer Aggressive Growth Fund/VA	0.66%	0.01%		—	0.67%

Oppenheimer Capital Appreciation Fund/VA	0.68%	0.02%		—	0.70%
Oppenheimer Global Securities Fund/VA	0.67%	0.02%		—	0.69%

Oppenheimer High Income Fund/VA	0.74%	0.01%		—	0.75%
Oppenheimer International Growth Fund/VA	1.00%	0.08%		—	1.08%

Oppenheimer Main Street® Growth & Income Fund/VA	0.73%	0.05%		—	0.78%
Oppenheimer Money Fund/VA	0.45%	0.03%		—	0.48%

Oppenheimer Multiple Strategies Fund/VA	0.72%	0.01%		—	0.73%
Oppenheimer Strategic Bond Fund/VA	0.74%	0.04%		—	0.78%

Table Of Fees And Expenses

	Management Fees After Expense Reimbursements	Other Expenses After Expense Reimbursements	12b-1 Fees		Total Operating Expenses After Expense Reimbursements

Panorama Growth Portfolio	0.52%	0.01%	—		0.53%
Panorama Total Return Portfolio	0.54%	0.01%	—		0.55%

Templeton International Securities Fund – Class 2 Shares [6]	0.69%	0.19%	0.25	% [9]	1.13%
T. Rowe Price Mid-Cap Growth Portfolio	0.85%	0.00%	—		0.85%

1 The MML Emerging Growth Fund, the MML Large Cap Value Fund, and the MML OTC 100 Fund began operations May 1, 2000 and therefore, had no operating expenses as of December 31, 1999. The investment manager estimates that the total operating expenses for these Funds in 2000 will be as shown.

2 We agreed to bear expenses of the MML Equity Fund, MML Blend Fund, MML Managed Bond Fund, MML Small Cap Value Equity Fund, MML Growth Equity Fund, MML Small Cap Growth Equity Fund, MML OTC 100 Fund, MML Emerging Growth Fund, and MML Large Cap Value Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the Funds through April 30, 2001. The expenses shown for the MML Small Cap Value Equity Fund, MML Growth Equity Fund, MML Small Cap Growth Equity Fund, MML OTC 100 Fund, MML Emerging Growth Fund, and MML Large Cap Value Fund include this reimbursement. If not included, the other expenses for these Funds in 2000 are estimated to be 0.44% for the MML Small Cap Value Equity Fund, 0.36% for the MML Growth Equity Fund, 0.36% for the MML Small Cap Growth Equity Fund, 0.38% for the MML OTC 100 Fund, 0.38% for the MML Emerging Growth Fund, and 0.38% for the MML Large Cap Value Fund. We do not expect that we will be required to reimburse any expenses of the MML Equity Fund, the MML Blend Fund, and the MML Managed Bond Fund in 2000.

3 Bankers Trust Company has voluntarily undertaken to waive its management fee and reimburse the Deutsche VIT Small Cap Index Fund and the Deutsche VIT EAFE® Equity Index Fund certain expenses so that the total fund expenses for the Deutsche VIT Small Cap Index Fund and the Deutsche VIT EAFE® Equity Index Fund will not exceed 0.45% and 0.65% respectively. Bankers Trust Company may not recoup any of its waived investment advisory fees. Such waivers by Bankers Trust Company should stay in effect for at least 12 months. Without such waivers and reimbursements, the total fund expenses for the Deutsche VIT Small Cap Index Fund and the Deutsche VIT EAFE® Equity Index Fund would have been 1.18% and 1.15% respectively.

4 A portion of the brokerage commissions that the VIP Growth Portfolio, the VIP II Contrafund® Portfolio, and the VIP III Growth Opportunities Portfolio pay was used to reduce the other expenses for the Portfolios. In addition, these Portfolios have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the other expenses for the VIP Growth Portfolio would have been 0.07%, decreasing the VIP Growth Portfolio’s total fund expenses to 0.75%; the other expenses for the VIP II Contrafund® Portfolio would have been 0.07%, decreasing the VIP II Contrafund® Portfolio’s total fund expenses to 0.65%; and the other expenses for the VIP III Growth Opportunities Portfolio would have been 0.10%, decreasing the VIP III Growth Opportunities Portfolio’s total fund expenses to 0.78%.

5 Certain expenses of the INVESCO VIF-Health Sciences Fund and INVESCO VIF-Technology Fund are being absorbed voluntarily by INVESCO pursuant to a commitment to the Funds. Without the absorption of such expenses, INVESCO VIF-Health Sciences Fund’s other expenses and total fund expenses would have been 3.57% and 4.32%, respectively and INVESCO VIF-Technology Fund’s other expenses and total fund expenses would have been 5.85% and 6.60%, respectively.

6 On 2/8/00, shareholders approved a merger and reorganization that combined the fund with the Templeton International Equity Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund’s expenses after 5/1/00 would be estimated as: Management Fees 0.65%, Distribution and Service Fees 0.25%, Other Expenses 0.20%, and Total Fund Operating Expenses 1.10%.

7 Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee. All expenses are shown without the effect of expense offset arrangements.

8 Effective May 1, 2000, the MML Equity Index Fund consists of different share classes. Effective May 1, 2000, we agreed to bear expenses of the MML Equity Index Fund –  Class I Shares (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.35% of the average daily net asset value of the Fund through April 30, 2001. The expenses shown for the MML Equity Index Fund – Class I Shares include this reimbursement. If not included, the four other expenses for this Fund in 2000 are estimated to be 0.40%.

9 The fund’s class 2 distribution plan or “rule 12b-1 plan” is described in the fund’s prospectus.

(See the funds’ prospectuses for more information.)
Table Of Fees And Expenses

Examples Assuming Current Expenses Apply

The following examples are designed to help you understand the expenses in the contract. The examples show the cumulative current expenses you would pay assuming you invested $1,000 in a contract and allocated all of it to a fund which earned 5% each year. The examples assume that the current fund expense waivers are in place for all of the time periods shown. In the first example it is assumed that you withdrew all of your money at the end of years 1, 3, 5 or 10.

Sub-Account	Year	1	3	5	10

American Century VP Income & Growth		94	128	154	220
American Century VP Value		96	137	169	251

Calvert Social Balanced		95	134	164	240
Deutsche VIT EAFE® Equity Index		93	127	152	215

Deutsche VIT Small Cap Index Fund		91	121	142	193
Fidelity’s VIP Growth		94	130	158	217

Fidelity’s VIP II Contrafund®		93	128	153	217
Fidelity’s VIP III Growth Opportunities		94	131	159	230

INVESCO VIF — Financial Services		100	148	187	290
INVESCO VIF — Health Sciences		101	150	192	299

INVESCO VIF — Technology		99	146	184	283
Janus Aspen Balanced		93	128	153	217

Janus Aspen Capital Appreciation		93	128	154	219
Janus Aspen Worldwide Growth		94	128	154	220

MFS® Growth With Income		95	134	163	239
MML Blend		91	119	138	185

MML Emerging Growth		98	141	176	268
MML Equity		91	119	138	185

MML Equity Index		91	121	142	193
MML Growth Equity		96	134	164	242

MML Large Cap Value		96	134	164	242
MML Managed Bond		92	123	144	198

MML OTC 100		92	124	147	205
MML Small Cap Growth Equity		98	142	178	270

MML Small Cap Value Equity		94	130	157	226
Oppenheimer Aggressive Growth		93	128	153	217

Oppenheimer Capital Appreciation		94	128	154	220
Oppenheimer Global Securities		93	128	154	219

Oppenheimer High Income		94	130	157	225
Oppenheimer International Growth		97	139	173	260

Oppenheimer Main Street® Growth & Income		94	131	158	229

Table Of Fees And Expenses

Sub-Account	Year	1	3	5	10

Oppenheimer Money	92	122	143	197

Oppenheimer Multiple Strategies	94	129	156	223
Oppenheimer Strategic Bond	94	131	158	229

Panorama Growth	92	124	146	202
Panorama Total Return	92	124	147	204

T. Rowe Price Mid-Cap Growth	95	133	162	236

Templeton International Securities	98	141	175	265

Table Of Fees And Expenses
This second example assumes 1) that you did not make a withdrawal or 2) that you decided to begin the income phase at the end of each year shown. (The income phase is not available until the end of the 5th contract year.)

Sub-Account	Year	1	3	5	10

American Century VP Income & Growth	19	59	102	220
American Century VP Value	22	68	117	251

Calvert Social Balanced	21	65	111	240
Deutsche VIT EAFE® Equity Index	19	58	99	215

Deutsche VIT Small Cap Index Fund	17	51	89	193
Fidelity’s VIP Growth	20	61	105	227

Fidelity’s VIP II Contrafund®	19	58	100	217
Fidelity’s VIP III Growth Opportunities	20	62	106	230

INVESCO VIF — Financial Services	26	80	137	290
INVESCO VIF — Health Sciences	27	83	141	299

INVESCO VIF — Technology	25	78	133	283
Janus Aspen Balanced	19	58	100	217

Janus Aspen Capital Appreciation	19	59	101	219
Janus Aspen Worldwide Growth	19	59	102	220

MFS® Growth With Income	21	65	111	239
MML Blend	16	49	85	185

MML Emerging Growth	24	73	125	268
MML Equity	16	49	84	185

MML Equity Index	17	51	89	193
MML Growth Equity	21	65	112	242

MML Large Cap Value	21	65	112	242
MML Managed Bond	17	53	91	198

MML OTC 100	18	55	94	205
MML Small Cap Growth Equity	24	74	126	270

MML Small Cap Value Equity	20	61	104	226
Oppenheimer Aggressive Growth	19	58	100	217

Oppenheimer Capital Appreciation	19	59	102	220

Oppenheimer Global Securities	19	59	101	219

Oppenheimer High Income	20	61	104	225
Oppenheimer International Growth	23	71	121	260

Oppenheimer Main Street® Growth & Income	20	62	106	229
Oppenheimer Money	17	52	90	197

Oppenheimer Multiple Strategies	19	60	103	223

Table Of Fees And Expenses

Sub-Account	Year	1	3	5	10

Oppenheimer Strategic Bond	20	62	106	229

Panorama Growth	17	54	93	202
Panorama Total Return	18	54	94	204

T. Rowe Price Mid-Cap Growth	21	64	109	236
Templeton International Securities	23	72	124	265

Table Of Fees And Expenses

Examples Assuming Maximum Expenses Apply

The following examples are designed to help you understand the expenses in the contract. The examples show the cumulative maximum expenses you would pay assuming you invested $1,000 in a contract and allocated all of it to a fund which earned 5% each year. The examples assume that the current fund expense waivers are in place for all of the time periods shown. In the first example it is assumed that you withdrew all of your money at the end of years 1, 3, 5 or 10.

Sub-Account	Year	1	3	5	10

American Century VP Income & Growth		103	157	202	321
American Century VP Value		106	165	216	349

Calvert Social Balanced		105	162	211	339
Deutsche VIT EAFE® Equity Index		102	155	200	316

Deutsche VIT Small Cap Index Fund		101	150	190	297
Fidelity’s VIP Growth		103	158	205	327

Fidelity’s VIP II Contrafund®		103	156	201	318
Fidelity’s VIP III Growth Opportunities		104	159	206	329

INVESCO VIF — Financial Services		109	175	234	384
INVESCO VIF — Health Sciences		110	178	238	392

INVESCO VIF — Technology		108	173	230	377
Janus Aspen Balanced		103	156	201	318

Janus Aspen Capital Appreciation		103	156	202	320
Janus Aspen Worldwide Growth		103	157	202	321

MFS® Growth With Income		104	162	210	338
MML Blend		100	148	187	290

MML Emerging Growth		107	169	223	363
MML Equity		100	147	187	289

MML Equity Index		101	150	190	297
MML Growth Equity		105	162	212	341

MML Large Cap Value		105	162	212	341
MML Managed Bond		101	151	193	301

MML OTC 100		102	153	196	307
MML Small Cap Growth Equity		107	170	224	366

MML Small Cap Value Equity		103	158	205	326
Oppenheimer Aggressive Growth		103	156	201	318

Oppenheimer Capital Appreciation		103	157	202	321
Oppenheimer Global Securities		103	156	202	320

Oppenheimer High Income		103	158	204	326
Oppenheimer International Growth		106	167	220	356

Oppenheimer Main Street® Growth & Income		104	159	206	328

Table Of Fees And Expenses

Sub-Account	Year	1	3	5	10

Oppenheimer Money	101	150	192	300

Oppenheimer Multiple Strategies	103	157	204	324
Oppenheimer Strategic Bond	104	159	206	328

Panorama Growth	101	152	194	305
Panorama Total Return	101	152	195	307

T. Rowe Price Mid-Cap Growth	104	161	209	335
Templeton International Securities	107	168	222	361

Table Of Fees And Expenses
This second example assumes 1) that you did not make a withdrawal or 2) that you decided to begin the income phase at the end of each year shown. (The income phase is not available until the end of the 5th contract year.)

Sub-Account	Year	1	3	5	10

American Century VP Income & Growth	29	89	152	321
American Century VP Value	32	98	167	349

Calvert Social Balanced	31	95	161	339
Deutsche VIT EAFE® Equity Index	29	88	150	316

Deutsche VIT Small Cap Index Fund	27	82	140	297
Fidelity’s VIP Growth	30	91	155	327

Fidelity’s VIP II Contrafund®	29	88	151	318
Fidelity’s VIP III Growth Opportunities	30	92	156	329

INVESCO VIF — Financial Services	36	110	185	384
INVESCO VIF — Health Sciences	37	112	189	392

INVESCO VIF — Technology	35	107	181	377
Janus Aspen Balanced	29	88	151	318

Janus Aspen Capital Appreciation	29	89	152	320
Janus Aspen Worldwide Growth	29	89	152	321

MFS® Growth With Income	31	95	161	338
MML Blend	26	80	136	290

MML Emerging Growth	34	103	174	363
MML Equity	26	79	136	289

MML Equity Index	27	82	140	297
MML Growth Equity	31	96	162	341

MML Large Cap Value	31	96	162	341
MML Managed Bond	27	83	142	301

MML OTC 100	28	85	145	307
MML Small Cap Growth Equity	34	104	175	366

MML Small Cap Value Equity	30	91	155	326
Oppenheimer Aggressive Growth	29	88	151	318

Oppenheimer Capital Appreciation	29	89	152	321
Oppenheimer Global Securities	29	89	152	320

Oppenheimer High Income	30	91	154	326
Oppenheimer International Growth	33	101	170	356

Oppenheimer Main Street® Growth & Income	30	92	156	328
Oppenheimer Money	27	83	141	300

Oppenheimer Multiple Strategies	29	90	154	324

Table Of Fees And Expenses

Sub-Account	Year	1	3	5	10

Oppenheimer Strategic Bond	30	92	156	328

Panorama Growth	27	84	144	305
Panorama Total Return	28	85	145	307

T. Rowe Price Mid-Cap Growth	31	94	159	335
Templeton International Securities	33	102	173	361

The purpose of the Table of Fees and Expenses is to assist you in understanding the various costs and expenses that you will incur. The table reflects expenses of the separate account and the funds.

The examples do not reflect any premium taxes. However, premium taxes may apply.

The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.
Table Of Fees And Expenses

The Company

C.M. Life Insurance Company, 140 Garden Street, Hartford, Connecticut 06154, is a stock life insurance company. It was chartered by a special Act of the Connecticut General Assembly on April 25, 1980. It is principally engaged in the sale of life insurance and annuities, and is licensed in all states except New York. The Company is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual).
MassMutual is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had consolidated statutory assets in excess of $70 billion and estimated total assets under management of $206.6 billion as of December 31, 1999.
The Individual or Group Deferred Variable Annuity Contract
General Overview

This annuity is a contract between you, the owner and us, C.M. Life. The contract is intended for retirement savings or other long-term investment purposes. The contract is designed primarily for use in annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Internal Revenue Code. These plans are sometimes called “tax-sheltered annuities” or “TSAs”.

In exchange for your purchase payments, we agree to pay you an income when you choose to receive it. You select the income period beginning on a date you designate that is at least 5 years in the future. The contract, like all deferred annuity contracts, has two phases—the accumulation phase and the income phase. Your contract is in the accumulation phase until you decide to begin receiving annuity payments. During the accumulation phase we provide a death benefit. Once you begin receiving annuity payments, your contract enters the income phase.

You are not taxed on contract earnings until you take money from your contract. This is known as tax deferral.

The contract is called a variable annuity because you can choose to allocate your purchase payments among various investment choices. Your choices include thirty-eight funds and one fixed account. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the funds you select as well as the interest we credit on the fixed account.

At the beginning of the income phase, you can choose to receive annuity payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments will fluctuate depending on the investment performance of the funds you select for the income phase. If you select to receive payments on a fixed basis, the payments you receive will remain level.

We may issue the contract as an individual or group variable annuity contract. In those states where we issue a group contract, we issue certificates to individuals, and these individuals are considered participants. The certificate is subject to the terms of the group contract under which we issue the certificate. You may become a participant under the group contract by completing an application and having it forwarded to us along with an initial payment.

The Company/General Overview

The certificate we issue indicates the participant’s rights and benefits under the group contract. Terms of the group contract are controlling.

The participant, as an owner, may exercise all rights and benefits of the certificate without the consent of the group contract owner. Unless we state otherwise, the owner of the certificate under a group contract and the owner of an individual contract have the same rights and benefits. As a result, the term “contract” means either an individual deferred variable annuity or a certificate issued under the group deferred variable annuity.

The Company/General Overview

Ownership of the Contract

Owner

The owner is named at time of application. The owner must be an individual. We will not issue a contract to you if you have reached your 85 th birthday as of the date we proposed to issue the contract.

As the owner of the contract, you exercise all rights under the contract. The owner names the beneficiary.

For owners of contracts issued under an ERISA plan, your rights in this contract may be subject to the plan documents.

Annuitant

The annuitant is the person on whose life we base annuity payments. You designate the annuitant at the time of application. However, in order for the contract to qualify as a tax-sheltered annuity or an individual retirement annuity, you must be named as owner and annuitant.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time of application. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

If you are married and your contract is issued under an ERISA plan, your ability to name a primary beneficiary other than your spouse is restricted.

Ownership of Contract

Purchasing a Contract
Purchase Payments

The minimum amount we accept for an initial purchase payment is:

•	$600 divided by the number of installments (not more than 12) which you expect to be made each year for a contract purchased with salary reduction payments or

•	$2,000 for a contract purchased through a direct asset transfer from another financial institution or one of our affiliates or through non-salary reduction payments.

Additional purchase payments can be made to this contract. However, additional purchase payments of less than $50 are subject to our approval.

The maximum amount of cumulative purchase payments we accept without our prior approval is based on your age when we issued the contract. The maximum amount is:

•	$1 million up to age 75 1 /2; or

•	$500,000 if older than age 75 1 /2.

You may give your complete application to your agent/broker. Purchase payments can be made:

•	by mailing a check that clearly indicates your name and contract number to our lockbox:

C.M. Life
P.O. Box 92851
Chicago, IL 60675-2851

•	by instructing your bank to wire transfer funds to:

Chase Manhattan Bank,
New York, New York
ABA #021000021
MassMutual Account 323065422
Ref: VA Income Contract #
Name: (Your Name)

We have the right to reject any application or purchase payment.

Allocation of Purchase Payments

When you purchase your contract, you choose how we will apply your purchase payments among the investment choices. If you make additional purchase payments, we will apply them in the same way as your first purchase payment, unless you tell us otherwise.

Once we receive your purchase payment and the necessary information at our Annuity Service Center or lockbox, we will issue your contract and apply your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information.

If additional purchase payments are made to your contract, we will credit these amounts to your contract on the business day we receive them at our Annuity Service Center or lockbox. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your purchase payment at our Annuity Service Center or lockbox on a non-business day or after the business day closes, we will credit the amount to your contract effective the next business day.
Purchasing a Contract

Investment Choices

The Separate Account

We established a separate account, C.M. Multi-Account A (separate account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the separate account under Connecticut insurance law on August 3, 1994. We have registered the separate account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

C.M. Life owns the assets of the separate account. However, those separate account assets equal to the reserves and other contract liabilities are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to, or charged against, the contracts and not against any other contracts we may issue.

C.M. Life established a segment of the separate account for the contracts. We currently divide this segment into 38 sub-accounts. Each of these sub-accounts invests in a fund. You bear the complete investment risk for purchase payments that you allocate to a fund.

Currently, there is no limit to the number of investment choices that you may invest in at any one time. However, we reserve the right to limit the number of investment choices that you may invest in to a maximum of 18 investment choices (including the fixed account) at any one time in the event administrative burdens require such a limitation.

The Funds

The contract offers 38 funds which are listed below. Additional funds may be added in the future.

American Century Variable Portfolios, Inc.

American Century Variable Portfolios, Inc. (“American Century VP”) was organized as a Maryland corporation in 1987 and is a diversified, open-end management investment company. American Century Investment Management, Inc. (“American Century”) is the investment manager of American Century VP. American Century has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958. American Century’s address is American Century Tower, 4500 Main Street, Kansas City Missouri 64111.

American Century VP Income & Growth Fund.   The American Century VP Income & Growth Fund seeks dividend growth, income and capital appreciation by investing in common stocks.

American Century VP Value Fund. The American Century VP Value Fund seeks long-term capital growth by investing primarily in common stocks that the management team believes to be undervalued at the time of purchase. Income is a secondary objective.

Calvert Variable Series, Inc.

Calvert Variable Series, Inc. is a management investment company consisting of separate portfolios of investments. Calvert Asset Management Company. Inc. (“CAMCO”) is the investment adviser to Calvert Variable Series, Inc. CAMCO is located at 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland, 20814. CAMCO has retained NCM Capital Management Group, Inc. to serve as sub-advisor to the Calvert Social Balanced Portfolio.

Calvert Social Balanced Portfolio. The Calvert Social Balanced Portfolio seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity, and which satisfy the investment and social criteria.

Deutsche Asset Management VIT Funds

Deutsche Asset Management VIT Funds (“Deutsche VIT Funds”) was organized as a Massachusetts business trust in 1996. Deutsche VIT Small Cap Index Fund and Deutsche VIT EAFE® Equity Index Fund are separate series of the Deutsche VIT Funds.

Bankers Trust Company is the investment adviser to the Deutsche VIT Small Cap Index Fund and Deutsche VIT EAFE® Equity Index Fund. Bankers Trust Company is located at 130 Liberty Street, New York, NY 10006.

Investment Choices

Deutsche VIT EAFE® Equity Index Fund. The Deutsche VIT EAFE® Equity Index Fund seeks to match, before expenses, the risk and return characteristics of the MSCI EAFE® Index*. The Fund will invest primarily in common stocks of companies that compose the EAFE® Index, in approximately the same weightings as the EAFE® Index.

*The MSCI EAFE® Index is the exclusive property of Morgan Stanley Capital International is a service of Morgan Stanley and has been licensed for use by Bankers Trust Company.

Deutsche VIT Small Cap Index Fund. The Deutsche VIT Small Cap Index Fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000® Small Stock Index*, which emphasizes stocks of small U.S. companies.

* Frank Russell Company is the owner of the trademarks and copyrights relating to the Russell Indexes which have been licensed for use by Bankers Trust Company.

Fidelity Variable Insurance Products Fund

Fidelity Variable Insurance Products Fund (“VIP”) is an open-end management investment company organized as a Massachusetts business trust in 1981. Fidelity’s VIP Growth Portfolio is a diversified fund of VIP.

Fidelity Management & Research Company (“FMR”) is the investment adviser to Fidelity’s VIP Growth Portfolio. FMR is the management arm of Fidelity Investments®. Fidelity Investments has its principal place of business address at 82 Devonshire Street, Boston, MA 02109.

Fidelity’s VIP Growth Portfolio – Service Class.  Fidelity’s VIP Growth Portfolio seeks to achieve capital appreciation by investing primarily in common stocks. This Portfolio invests in companies that the manager believes have above-average growth potential.

Fidelity Variable Insurance Products Fund II

Fidelity Variable Insurance Products Fund II (“VIP II”) is an open-end management investment company, organized as a Massachusetts business trust in 1988. Fidelity’s VIP II Contrafund® Portfolio is a diversified fund of VIP II.

FMR is the investment adviser to Fidelity’s VIP II Contrafund® Portfolio.

Fidelity Management & Research (U.K.) Inc. (“FMR U.K.”), in London, England, and Fidelity Management & Research (Far East) Inc. (“FMR Far East”), in Tokyo, Japan, assist FMR with foreign investments. They each serve as subadvisors for Fidelity’s VIP II Contrafund® Portfolio.

Fidelity’s VIP II Contrafund® Portfolio – Initial Class.   Fidelity’s VIP II Contrafund® Portfolio seeks long term capital appreciation by investing in the securities of companies whose value is not fully recognized by the public.

Fidelity Variable Insurance Products Fund III

Fidelity Variable Insurance Products Fund III (“VIP III”) is an open-end management investment company organized as a Massachusetts business trust in 1994. Fidelity’s VIP III Growth Opportunities Portfolio is a diversified fund of VIP III.

FMR is the investment adviser to Fidelity’s VIP III Growth Opportunities Portfolio. FMR U.K. and FMR Far East assist FMR with foreign investments. They each serve as subadvisors for Fidelity’s VIP III Growth Opportunities Portfolio.

Fidelity’s VIP III Growth Opportunities Portfolio – Service Class.   Fidelity’s VIP III Growth Opportunities Portfolio seeks to provide capital growth by investing primarily in common stocks.

Franklin Templeton Variable Insurance Products Trust

The Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton Trust”) is an open-end management investment company organized as a Massachusetts business trust on February 25, 1988. The Templeton International Securities Fund is a separate series of the Franklin Templeton Trust.

Templeton Investment Counsel, Inc. (“Templeton Investment Counsel”) is the investment manager of the Templeton International Securities Fund.

Templeton Investment Counsel is located at 500 East Broward Boulevard, Fort Lauderdale, FL 33394-3091.

Templeton International Securities Fund – Class 2 Shares.    The Templeton International Securities Fund seeks long-term capital growth. The Fund invests primarily in the equity securities of companies located outside the U.S., including emerging markets.

INVESCO Variable Investment Funds, Inc.

INVESCO Variable Investment Funds (“INVESCO VIF”) is an open-end, diversified no-load management investment company organized as a Maryland corporation in 1993. INVESCO Funds Group, Inc. (“INVESCO”) is the investment adviser to INVESCO VIF. INVESCO is located at 7800 East Union Avenue, Denver, Colorado 80237.

INVESCO VIF – Financial Services Fund.    The INVESCO VIF – Financial Services Fund seeks capital appreciation and normally invests primarily in the equity securities of companies involved in the financial services sector.

INVESCO VIF – Health Sciences Fund.    The INVESCO VIF – Health Sciences Fund seeks capital appreciation and invests primarily in the equity securities of companies that develop, produce or distribute products or services related to health care.

INVESCO VIF – Technology Fund.    The INVESCO VIF – Technology Fund seeks capital appreciation and normally invests primarily in the equity securities of companies engaged in technology-related industries.

Janus Aspen Series

Janus Aspen Series (“Janus Aspen”) is an open-end management investment company. Janus Aspen Worldwide Growth Portfolio, Janus Aspen Capital Appreciation Portfolio, and Janus Aspen Balanced Portfolio are each a separate series of Janus Aspen.

Janus Capital is the investment adviser to the Janus Aspen Worldwide Growth Portfolio, the Janus Aspen Capital Appreciation Portfolio, and the Janus Aspen Balanced Portfolio. Janus Capital is located at 100 Fillmore Street, Denver, CO 80206-4928.

Janus Aspen Balanced Portfolio.    The Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Janus Aspen Capital Appreciation Portfolio.  The Janus Aspen Capital Appreciation Portfolio seeks long-term growth of capital. The Portfolio invests primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Janus Aspen Worldwide Growth Portfolio.  The Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of companies of any size throughout the world.

MFS® Variable Insurance Trust SM

The MFS® Variable Insurance Trust SM (“MFS Trust”) is an open-end management investment company, organized as a Massachusetts business trust in 1994. The MFS® Growth With Income Series is a separate series of the MFS Trust.

Massachusetts Financial Services Company (“MFS”) advises the MFS® Growth With Income Series. MFS is located at 500 Boylston Street, Boston, MA 02116.

MFS® Growth With Income Series. The MFS® Growth With Income Series seeks to provide reasonable current income and long-term growth of capital and income. This Series invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts for those securities.

MML Series Investment Fund (“MML Trust”)

MML Trust is a no-load, open-end, investment company having eleven series of shares each of which has different investment objectives designed to meet different investment needs. MassMutual serves as the investment adviser to the MML Trust.

Investment Choices

MassMutual has entered into a subadvisory agree-ment with David L. Babson and Company, Inc. (“Babson”), a controlled subsidiary of MassMutual, whereby Babson manages the investment of the assets of the MML Managed Bond Fund, the MML Small Cap Value Equity Fund, the MML Equity Fund, and the MML Blend Fund.

MassMutual has entered into a subadvisory agreement with Massachusetts Financial Services Company (“MFS”), whereby MFS manages the investment of the MML Growth Equity Fund.

MassMutual has entered into subadvisory agreements with J.P. Morgan Investment Management Company Inc. (“J.P. Morgan”) and Waddell & Reed Investment Management Company (“Waddell & Reed”), whereby J.P. Morgan and Waddell & Reed each manage 50% of the portfolio of MML Small Cap Growth Equity Fund.

MassMutual has entered into a subadvisory agreement with Bankers Trust Company (“Bankers Trust”) whereby Bankers Trust manages the investments of the MML Equity Index Fund and the MML OTC 100 Fund.

MassMutual has entered into a subadvisory agreement with RS Investment Management Investment, Inc. whereby RS Investment Management, Inc. manages the investments of the MML Emerging Growth Fund.

MassMutual has entered into a subadvisory agreement with Davis Selected Advisers L.P. whereby Davis Selected Advisers L.P. manages the investments of the MML Large Cap Value Fund.

MML Blend Fund.  The MML Blend Fund seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital by investing in equity, fixed income and money market securities.

MML Emerging Growth Fund.    The MML Emerging Growth Fund seeks capital appreciation by investing in smaller, rapidly growing emerging companies.

MML Equity Fund.  The MML Equity Fund seeks to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income and to preserve capital by investing in equity securities.

MML Equity Index Fund – Class I Shares.  The MML Equity Index Fund seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the S&P 500 Index. 1

1 “Standard & Poor’s”, “ Standard & Poor’s 500” and “S&P 500” are trademarks of McGraw-Hill Companies and have been licensed for use by the Fund. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies (“S&P”), or The McGraw-Hill Companies, Inc. Standard & Poor’s makes no representation regarding the advisability of investing in the Fund.

MML Growth Equity Fund.  The MML Growth Equity Fund seeks long-term growth of capital and future income by investing primarily in equity securities of large companies with long-term growth potential.

MML Large Cap Value Fund.    The MML Large Cap Value Fund seeks both capital growth and income by selecting high quality, large capitalization companies in the S&P 500 Index®.

MML Managed Bond Fund.  The MML Managed Bond Fund seeks to achieve as high a total rate of return as is considered consistent with the preservation of capital by investing primarily in investment grade debt securities.

MML OTC 100 Fund.    The MML OTC 100 Fund seeks to approximate as closely as practicable (before fees and expenses) the total return of the largest publicly traded over-the-counter common stocks.

MML Small Cap Growth Equity Fund.  The MML Small Cap Growth Equity Fund seeks long-term capital appreciation by investing primarily in equity securities of smaller companies with long-term growth potential.

MML Small Cap Value Equity Fund.  The MML Small Cap Value Equity Fund seeks to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of smaller companies.

Oppenheimer Variable Account Funds

Oppenheimer Variable Account Funds (“Oppenheimer Funds”) is an investment company consisting of 10 separate series of shares known as funds. OppenheimerFunds, Inc. (“OFI”), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, (“Investment Advisers Act”) is the investment adviser to the Oppenheimer Funds.

OFI has operated as an investment adviser since 1959 and, together with a subsidiary, manages companies with $120 billion in assets and 5 million shareholder accounts as of December 31, 1999. OFI is owned by Oppenheimer Acquisition Corporation, a holding company that is owned in part by senior officers for OFI and controlled by MassMutual. The address of OFI is Two World Trade Center, New York, NY 10048-0203.

Oppenheimer Aggressive Growth Fund/VA.  The Oppenheimer Aggressive Growth Fund/VA seeks capital appreciation by investing in “growth-type” companies.

Oppenheimer Capital Appreciation Fund/VA.  The Oppenheimer Capital Appreciation Fund/VA seeks capital appreciation by investing in securities of well-known established companies. The Fund invests mainly in equity securities.

Oppenheimer Global Securities Fund/VA.  The Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, “growth-type” companies, cyclical industries and special situations which are considered to have appreciation possibilities. The Fund invests mainly in equity securities of U.S. and foreign issuers.

Oppenheimer High Income Fund/VA.  The Oppenheimer High Income Fund/VA seeks a high level of current income. The Fund invests mainly in lower-grade, high-yield debt securities. These lower grade securities are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities.

Oppenheimer Main Street® Growth & Income Fund/VA.  The Oppenheimer Main Street Growth & Income Fund/VA seeks total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer Money Fund/VA.  The Oppenheimer Money Fund/VA seeks maximum current income from investments in money market securities that is consistent with low capital risk and maintenance of liquidity. The Fund invests in short-term, high quality “money market” instruments.

Oppenheimer Multiple Strategies Fund/VA.  The Oppenheimer Multiple Strategies Fund/VA seeks a total investment return, which includes current income and capital appreciation in the value of its shares. This Fund allocates its investments among common stocks, debt securities, and “money market” instruments.

Oppenheimer Strategic Bond Fund/VA.  The Oppenheimer Strategic Bond Fund/VA seeks a high level of current income by investing mainly in three market sectors: debt securities of foreign governments and companies, U.S. Government securities and lower-rated high-yield securities of U.S. and foreign companies.

Panorama Series Fund, Inc.

Panorama Series Fund, Inc. (“Panorama Fund”) is an open-end investment company consisting of separate series of shares known as funds. The Panorama Fund is also advised by OFI.

Oppenheimer International Growth Fund/VA.  The Oppenheimer International Growth Fund/VA seeks long-term growth of capital by investing primarily in equity securities of companies wherever located, the primary stock market of which is outside the United States.

Panorama Growth Portfolio.  The Panorama Growth Portfolio seeks long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings. Realization of current income is a secondary consideration.

Panorama Total Return Portfolio.  The Panorama Total Return Portfolio seeks to maximize total investment return (including both capital appreciation and income) by allocating its assets among stocks, corporate bonds, U.S. Government securities and its instrumentalities, and money market instruments according to changing market conditions.

T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Series, Inc. is a diversified, open-end investment company incorporated in Maryland in 1994. The T. Rowe Price Mid-Cap Growth Portfolio is a separate series of shares of T. Rowe Price Equity Series, Inc. T. Rowe Price Associates, Inc. (“ T. Rowe Price”) was founded in 1937 and is the investment adviser to the Portfolio. Its business address is 100 East Pratt Street, Baltimore, MD 21202.

T. Rowe Price Mid-Cap Growth Portfolio.  The
T. Rowe Price Mid-Cap Growth Portfolio seeks long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. T. Rowe Price defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index.

There is no assurance that the funds will achieve their stated objective. The fund prospectuses contain more detailed information about the funds. Current copies of the fund prospectuses are attached to this prospectus. You should read the information contained in the funds’ prospectuses carefully before investing.

The Fixed Account

In most states, we offer one fixed account, as an investment option. The fixed account is an investment option within our general account.

Amounts that you allocate to the fixed account become part of our general account assets and are subject to the claims of all our creditors. All of our general account assets will be available to fund benefits under a contract.

You may allocate purchase payments to the fixed account. You can also make transfers of your contract value into the fixed account. You do not participate in the investment performance of the assets in the fixed account. Instead, we credit your contract with interest at a specified rate that we declare in advance. We guarantee this rate will be at least 3% per year. We may credit a higher rate of interest at our discretion.
Investment Choices

Contract Value
Your contract value is the sum of your value in the separate account and the fixed account.

Your value in the separate account will vary depending on the investment performance of the funds you choose. In order to keep track of your contract value, we use a unit of measure called an accumulation unit. During the income phase of your contract we call the unit an annuity unit.

Accumulation Units

Every day we determine the value of an accumulation unit for each of the funds. Changes in the accumulation unit value reflect the investment performance of the fund as well as deductions for insurance and other charges.

The value of an accumulation unit may go up or down from business day to business day.

The Statement of Additional Information contains more information on the calculation of the accumulation unit value.

When you make a purchase payment, we credit your contract with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the purchase payment allocated to a fund by the value of the accumulation unit for that fund. When you make a withdrawal, we deduct from your contract accumulation units representing the withdrawal amount.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each business day. Any change in the accumulation unit value will be reflected in your contract value.

Example:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the MML Equity Fund. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the MML Equity Fund is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the MML Equity Fund.

Transfers

You can transfer all or part of your contract value. You can make transfers by telephone or by other means we authorize. To make transfers other than by telephone, you must submit a written request. We will use reasonable procedures to confirm that instructions given to us are genuine. We may be liable for any losses due to unauthorized or fraudulent instructions, if we fail to use such procedures. We may tape record all telephone instructions.

Your transfer is effective on the business day we receive your fully completed request at our Annuity Service Center. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your fully completed transfer request at our Annuity Service Center on a non-business day or after our business day closes, your transfer request will be effective on the next business day.

Transfers During the Accumulation Phase

You may transfer all or part of your assets in a fund or the fixed account. You can make a transfer to or from the fixed account and to or from any fund.

Currently, you can make an unlimited number of transfers every calendar year during the accumulation phase without charge. However, we reserve the right to deduct a transfer fee of $20 per transfer or, if less, 2% of the amount transferred for each transfer allowed in a calendar year as provided by the contract. We also reserve the right to limit the number of transfers that you can make as provided by the contract.

The following rules apply to any transfer during the accumulation phase:

(1)	The minimum amount which you can transfer is:

•	$500; or

•	the entire value in a fund, if less.

After a transfer, the minimum amount which must remain in the fund is $500 unless you transfer the entire fund value. We waive these requirements if the transfer is made in connection with the Rebalancing Program.

(2)	You must clearly indicate the amount and investment choices from and to which you wish to transfer.

(3)
During any contract year, we limit transfers out of the fixed account to 30% of your contract value in the fixed account as of the end of the previous contract year. For purposes of this restriction, your contract value in the fixed account does not include the amount of any outstanding loan. You may not transfer contract value out of the loaned portion of the fixed account. We measure a contract year from the anniversary of the day we issued your contract. Transfers out of the fixed account are done on a first-in, first-out basis. In other words, amounts attributed to the oldest purchase payments are transferred first; then amounts attributed to the next oldest purchase payment are transferred; and so on.

(4)
We do not allow transfers between competing accounts. For this purpose, we consider the fixed account and the Oppenheimer Money Fund/VA “competing accounts.” We restrict other transfers involving any competing account for certain periods:

•	for a period of 90 days following a transfer out of a competing account, you may not transfer into the other competing account.

•	for a period of 90 days following a transfer into a competing account, you may not transfer out of the other competing account.

Transfers During the Income Phase

You may make 6 transfers between the funds each calendar year without incurring a fee. However, we reserve the right to deduct a transfer fee of $20 per transfer or, if less, 2% of the amount transferred for each transfer allowed in a calendar year as provided by the contract.

You cannot transfer from the general account to a fund, but you can transfer from one or more funds to the general account once a contract year. The minimum amount which you can transfer is $500 or your entire interest in the fund, if less. After a transfer, the minimum amount which must remain in a fund is $500 unless you have transferred the entire value.

We have the right to terminate or modify these transfer provisions.
Dollar Cost Averaging Program

The Dollar Cost Averaging Program allows you to systematically transfer a set amount from a selected fund to any of the other funds. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase.

Dollar Cost Averaging does not assure a profit and does not protect you against loss in declining markets. Since Dollar Cost Averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue the Dollar Cost Averaging Program through periods of fluctuating price levels.

You must have a contract value of at least $5,000 in order to participate in the Dollar Cost Averaging Program. The minimum amount you can transfer is $250.

The minimum duration of participation in any Dollar Cost Averaging Program is currently 6 months. You can choose the frequency at which the Dollar Cost Averaging transfers are to be made, i.e., monthly, quarterly, semi-annually or annually. You will also choose the specific date when the first Dollar Cost Averaging transfer is made. However, if you select a date that is less than 5 business days from the date the election form is received at our Annuity Service Center, we may defer the first transfer for one month. If you do not select a start date, we will automatically start the Dollar Cost Averaging Program within 5 business days from the date we receive your election form. You may make changes to your selection, including termination of the program, by written request.

If you participate in the Dollar Cost Averaging Program, we do not take the transfers made under the program into account in determining any transfer fee.

You can only participate in one Dollar Cost Averaging Program at a time. Further, if you are participating in the Dollar Cost Averaging Program you cannot also participate in the Rebalancing Program.

The Dollar Cost Averaging option will terminate:

•	if you withdraw the total contract value;

•	upon your death;

•	if the last transfer you selected has been made;

•	if there is insufficient contract value to make the transfer; or

•	if we receive from you a written request to terminate the program at our Annuity Service Center at least 5 business days prior to the next transfer date.

We currently do not charge you for participation in the Dollar Cost Averaging Program. However, we reserve the right to charge for this feature in the future. We have the right to modify, terminate or suspend the Dollar Cost Averaging Program.

Automatic Rebalancing Program

Over time, the performance of each fund may cause your allocation to shift from your original allocation. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually. The Rebalancing Program is available only during the accumulation phase. If you participate in the Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

You cannot participate in the Rebalancing Program if you have purchase payments allocated to the fixed account. You cannot participate in the Rebalancing Program if you are participating in a Dollar Cost Averaging Program.

You can terminate the Rebalancing Program at anytime by giving us written notice. Any unscheduled transfer request will automatically terminate the Rebalancing Program election .

Example:

Assume that you want your initial purchase payment split between 2 funds. You want 40% to be in the MML Managed Bond Fund and 60% to be in the Panorama Growth Portfolio. Over the next 2  1 /2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the MML Managed Bond Fund now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MML Managed Bond Fund to bring its value back to 40% and use the money to buy more units in the Panorama Growth Portfolio to increase those holdings to 60%.

Interest Sweep Option

Under this program, we will automatically transfer earnings from your contract value in the non-loaned portion of the fixed account to any one fund or combination of funds that you select. By allocating these earnings to the funds, you can pursue further growth in the value of your contract through more aggressive investments. However, the interest sweep option does not assure profit and does not protect against loss in declining markets. The interest sweep option is only available during the accumulation phase.

To participate in this program, you must have at least $5,000 in contract value in the non-loaned portion of the fixed account at the time of transfer. You may request that earnings be transferred from the non-loaned portion of the fixed account on a monthly, quarterly, semi-annual or annual basis. While the program is in effect, you can adjust your allocations as necessary. You cannot participate in the interest sweep option if you are participating in a Dollar Cost Averaging Program or Rebalancing Program.

This program will terminate:

•	if you withdraw or transfer your entire contract value from the non-loaned portion of the fixed account;

•	upon your death;

•	if you begin the income phase of your contract; or

•	if we receive your written request to terminate the program at least 5 business days prior to the next scheduled transfer date.

Withdrawals

During the accumulation phase you may make either partial or total withdrawals of your contract value. Your withdrawal is effective on the business day we receive a fully completed surrender form at our Annuity Service Center. If we receive your fully completed surrender form at our Annuity Service Center on a non-business day or after our business day closes, your withdrawal request will be effective on the next business day. We will pay any withdrawal amount within 7 days of our receipt of your fully completed surrender form at our Annuity Service Center unless we are required to suspend or postpone withdrawal payments.

Unless you instruct us otherwise, we will take any partial withdrawal proportionally from your contract value in the funds and the non-loaned portion of the fixed account. You must withdraw at least $100 or the entire value in a fund or the non-loaned portion of the fixed account, if less. We require that after you make a partial withdrawal you keep at least $600 in your contract. We have reserved the right to treat a request for a partial withdrawal that would result in contract value of less than $600 as a request for a total withdrawal of contract value. Partial withdrawals are subject to a contingent deferred sales charge.

When you make a total withdrawal you will receive the value of your contract:

•	less any applicable contingent deferred sales charge;

•	less any applicable premium tax;

•	less the amount attributable to any outstanding loan, if any; and

•	less any purchase payments we credited to your contract that have not cleared the bank, until they clear the bank.

Systematic Withdrawal Program

This program provides for an automatic monthly, quarterly, semi-annual or annual payment to you from your contract of at least $100. Your contract value must be at least $10,000 to initiate the withdrawal plan. Currently, we do not have a charge for this program, but we reserve the right to charge in the future.

Your Systematic Withdrawal Program will begin on the start date you selected as long as we receive a fully completed written request at least 5 business days before the start date you selected. If you elect to receive your payment pursuant to an electronic funds transfer (“EFT”), we must receive a fully completed written request at least 10 business days before the start date you elected.

We may defer the start of your systematic withdrawal program for one month if your systematic withdrawal start date is less than 5 business days (10 business days for an EFT) after we receive your written request. If you do not select a start date, we will automatically begin systematic withdrawals within 5 business days (10 business day for an EFT) after we receive your request. Your request must be in writing. If you are currently participating in a Systematic Withdrawal Program and you want to begin receiving your payments pursuant to an EFT, we will need 10 business days notice to implement this change.

If you terminate your Systematic Withdrawal Program from the fixed account, you may not elect a new plan involving withdrawals from the fixed account for 6 months.

Your Systematic Withdrawal Program ends:

•	if you withdraw your total contract value;

•	upon your death;

•	if we process the last withdrawal you selected;

•	if your value in a selected fund or the fixed account is insufficient to complete the withdrawal;

•	if you begin receiving annuity payments; or

•	if you give us a written request to terminate your program. We must receive your request at least 5 business days before the next withdrawal date.

Your ability to take a withdrawal may be restricted by certain provisions of the Internal Revenue Code. Furthermore, if your contract is issued under an ERISA plan, your ability to take a withdrawal may be restricted by your plan documents. Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

Contract Value

Right to Take Loans

In some states, if your contract is a tax-sheltered annuity, you may be able to take a loan under your contract. All such loans must conform to the requirements of the Internal Revenue Code. There are limitations on the amount of the loan you can take, and there is a required loan repayment schedule. If you default and do not correct the default within the applicable grace period, the entire outstanding loan balance will be considered a taxable distribution, and we will do appropriate tax reporting. We will withdraw sufficient contract value to repay the debt to the extent such withdrawals are not restricted under the Internal Revenue Code.

If you own a contract with an outstanding loan and are taking an eligible distribution of your entire contract value, we will deduct any outstanding contract debt from the amount you withdraw. If you make a partial withdrawal, the contract value remaining after the withdrawal must not be less than:

•	the amount of any loan outstanding; plus

•	interest on the loan for 12 months based on the loan interest rate then in effect; plus

•	any contingent deferred sales charge that would apply to such an amount otherwise withdrawn.

As long as your loan is outstanding, a portion of your contract value equal to the loan is held in the loaned portion of the fixed account. You may select the amount of contract value and your investment choice(s) from where the contract value is to be transferred to secure the loan. If you do not make such a selection, we will deduct your requested loan amount from your investment choice(s) in proportion to the non-loaned value of each on the date of your loan request. Upon repayment of the loan, we will transfer value equal to the repayment from the loaned portion of the fixed account to your investment choice(s) based upon your current purchase payment allocation.

Amounts held in the fixed account equal to the amount of any outstanding loan are not available for withdrawal or transfer. If you do not repay the loan, we will deduct the loan amount from your withdrawal or death benefit.

You may not begin receiving annuity payments if you have an outstanding loan balance.

Currently, we do not deduct a charge from your contract if you take a loan under your contract. However, we reserve the right to deduct a charge not to exceed $35 from your contract value as a loan origination fee should it become necessary for us to seek reimbursement for expenses related to the administration of contract loans.

Contract Value

Expenses
There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

Insurance Charges

Each business day we deduct our insurance charges from the assets of the separate account. We do this as part of our calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: (1) the mortality and expense risk charge and (2) the administrative charge.

Mortality and Expense Risk Charge

This charge is equal, on an annual basis, to 1.03% of the daily value of the assets invested in each fund, after fund expenses are deducted. This charge is for:

•
the mortality risk associated with the insurance benefits provided, including our obligation to make annuity payments after the annuity date regardless of how long all annuitants live, the death benefits, and the guarantee of rates used to determine your annuity payments during the income phase;

•	the expense risk that the current charges will be insufficient to cover the actual cost of administering the contract.

We may increase the mortality and expense risk charge, but it will not exceed 1.25%.

Administrative Charge

This charge is equal, on an annual basis, to 0.15% of the daily value of the assets invested in each fund, after fund expenses are deducted. We assess this charge to reimburse us for all the expenses associated with the administration of the contract and the separate account. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. We can increase this charge, but the charge will never exceed 0.25%.

Annual Contract Maintenance Charge

Currently, we do not deduct an annual contract maintenance charge from your contract. However, we reserve the right to deduct an amount not to exceed $60 from your contract at the end of each contract year as an annual maintenance contract charge should it become necessary for us to seek reimbursement for expenses relating to the issuance and maintenance of the contract.

Contingent Deferred Sales Charge

We do not deduct a sales charge when we receive a purchase payment. However, we may assess a contingent deferred sales charge on the amount you withdraw that exceeds the free withdrawal amount. We use this charge to cover certain expenses relating to the sale of the contract.

If you withdraw:

•	from more than one investment choice, we will deduct the contingent deferred sales charge proportionately from the amounts remaining in the investment choice(s) you selected.

•	the total value from an investment choice, we will deduct the contingent deferred sales charge proportionately from amounts remaining in the investment choices that still have value.

•	your entire contract value, we will deduct the contingent deferred sales charge from the contract value. You will receive a check for the net amount.

The amount of the charge depends on the length of time between when we issued your contract and when you make a withdrawal. The contingent deferred sales charge is assessed as follows:
Expenses

Contract Year of Withdrawal	Charge

1st Year	8%
2nd Year	8%

3rd Year	7%
4th Year	6%

5th Year	5%
6th Year	4%

7th Year	3%
8th Year	2%

9th Year	1%
10th Year and thereafter	0%

In addition to the free withdrawals described later in this section, we will not impose a contingent deferred sales charge under the following circumstances.

•	payment of the death benefit or upon the amount applied to an annuity payment option; or

•
if you redeem “excess contributions” to a plan qualifying for special income tax treatment. These types of plans are referred to as Qualified Plans, including individual retirement annuities. We look to the Internal Revenue Code for the definition and description of excess contributions.

Free Withdrawals

In your first contract year, you may withdraw up to 10% of your contract value as of the beginning of the contract year reduced by any free withdrawal amount previously taken during the contract year. Beginning in your second contract year, you may withdraw up to 10% of your contract value as of the end of the previous contract year reduced by any free withdrawal amount previously taken during the contract year. You may take the 10% in multiple withdrawals each year.
Premium Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from your contract value for them. Some of these taxes are due when your contract is issued, others are due when annuity payments begin. Currently we do not charge you for these taxes until you begin receiving annuity payments or you make a total withdrawal. We may discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

Transfer Fee

Currently, you can make an unlimited number of transfers every calendar year during the accumulation phase without charge. During the income phase, we allow 6 transfers and they currently are not subject to a transfer fee. However, we reserve the right to deduct a transfer fee of $20 per transfer or, if less, 2% of the amount transferred for each transfer allowed in a calendar year as provided by the contract.

Income Taxes

We will deduct from the contract any income taxes which we incur because of the operation of the separate account. At the present time, we are not making any such deductions. We will deduct any withholding taxes required by law.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various funds, which are described in the attached fund prospectuses. We may enter into certain arrangements under which we are reimbursed by the funds’ advisors, distributors and/or affiliates for the administrative service that we provide.

Expenses
The Income Phase
If you want to receive regular income from your annuity, you can choose to receive fixed and/or variable annuity payments under one of six options. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date cannot be earlier than 5 years after you buy the contract.

You choose your annuity date when you purchase your contract. You can change it at any time before the annuity date provided you give us 30 days written notice. If you do not choose an annuity option, we will assume that you selected Option B with 10 years of payments guaranteed.

Annuity payments must begin by the earlier of:

(1)	the annuitant’s 90th birthday; or

(2)	the latest age permitted under state law.

We make annuity payments based on the age and sex of the annuitant under all options except Option E. We may require proof of age and sex before annuity payments begin.

At the annuity date, you have the same fund choices that you had in the accumulation phase. You can choose whether payments will be fixed, variable, or a combination of both. If you do not tell us otherwise, we will base your annuity payments on the investment allocations that are in place on the annuity date. Therefore, any amounts in the funds will be applied to a variable payout and any amounts in the fixed account will be applied to a fixed payout.

If your contract value is less than $2,000 on the annuity date, we reserve the right to pay you a lump sum rather than a series of annuity payments. If any annuity payment is less than $100, we reserve the right to change the payment basis to equivalent less frequent payments.

In order to avoid adverse tax consequences, you should begin to take distributions at least equal to the minimum amount required by the Internal Revenue Service, no later than the required beginning date. If your contract is an individual retirement annuity that date should be no later than April 1 st of the year following the year you reach age 70  1 /2. For qualified plans, that date is no later than April 1 st of the year following your retirement or April 1 st of the year after you reach age 70 1 /2, whichever is later.

Fixed Annuity Payments

If you choose fixed payments, the payment amount will not vary. The payment amount may depend upon the following 4 things:

•	the value of your contract on the annuity date;

•	the deduction of premium taxes, if applicable,

•	the annuity option you select, and

•	the age and sex of the annuitant (and the age and sex of the joint annuitant, if any).

Variable Annuity Payments

If you choose variable payments, the payment amount will vary with the investment performance of the funds. The first payment amount may depend on the following 5 things:

•	the value of your contract on the annuity date;

•	the deduction of premium taxes, if applicable,

•	the annuity option you select,

•	the age and sex of the annuitant (and the age and sex of the joint annuitant, if any), and

•	an assumed investment rate (AIR) of 4% per year.

Future variable payments will depend on the performance of the funds you selected. If the actual performance exceeds the 4% assumed investment rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual rate is less than 4% plus the amount of the deductions, your annuity payments will decrease.

Annuity Unit Value

In order to keep track of the value of your variable annuity payment, we use a unit of measure called an annuity unit. We calculate the number of your annuity units at the beginning of the income phase. During the income phase, the number of annuity units will not change.

However, the value of your annuity units will change to reflect the investment performance of the funds you selected. The Statement of Additional Information contains more information on how annuity payments and annuity unit values are calculated.

Annuity Options

The following annuity options are available. After annuity payments begin, you cannot change the annuity option or the frequency of annuity payments.

Annuity Option A – Life Income.  Under this option we make fixed and/or variable periodic payments as long as the annuitant is alive. After the annuitant dies we stop making payments.

Annuity Option B – Life Income with Period Certain.  We will make fixed and/or variable periodic payments for a guaranteed period, or as long as the annuitant lives, whichever is longer. The guaranteed period may be 5, 10 or 20 years. If the beneficiary chooses, he/she may elect a lump sum payment equal to the present value of the remaining guaranteed annuity payments.

Annuity Option C – Joint and Last Survivor Payments.  We will make fixed and/or variable periodic payments during the joint lifetime of 2 annuitants. When one dies, we will continue making these payments to the survivor as if both annuitants were alive. We will not make payments after both annuitants have died.

Annuity Option D – Joint and 2/3 Survivor Annuity.  We will make fixed and/or variable periodic payments during the joint lifetime of 2 annuitants. We will continue making payments during the lifetime of the surviving annuitant. We will compute these payments for the surviving annuitant on the basis of two-thirds of the annuity payment (or units) in effect during the joint lifetime. We will not make payments after both annuitants have died.

Annuity Option E – Period Certain.  We will make fixed and/or variable periodic payments for a specified period. The specified period must be at least 5 years and cannot be more than 30 years. If you would like to receive all or part of the present value of the variable periodic payments under this annuity option at any time, you may elect to receive it in a lump sum or have it applied to another annuity option. If you so elect, your future income payments will be reduced accordingly.

Annuity Option F – Special Income Settlement Agreement.  We will pay you on a fixed and/or variable basis in accordance with terms agreed upon in writing by both you and us. If we agree to pay you a variable annuity payment for a specified period of time under this annuity option and you would like to receive all or part of the present value of the periodic payments at any time, you may elect to receive it in a lump sum or have it applied to another annuity option. If you so elect, your future income payments will be reduced accordingly.

If your contract is issued under an ERISA plan, the annuity options available to you may be restricted. If you are married when your contract enters the income phase, you will generally receive a variable annuity payment under Annuity Option D, unless you receive the consent of your spouse to elect another annuity option. If you are not married when your contract enters the income phase, you will receive a variable annuity payment under Annuity Option B with payments guaranteed for 10 years, unless you elect another annuity option.

The Income Phase

Death Benefit
Death Of Contract Owner During The Accumulation Phase

If you die during the accumulation phase, we will pay a death benefit to your primary beneficiary. We will treat any other beneficiary designation on record at the time of death as a contingent beneficiary unless you have changed it in writing.

Your beneficiary may request that the death benefit be paid under one of the death benefit options. If your contract is a tax-sheltered annuity or an individual retirement annuity and the primary beneficiary is your spouse, he/she has the right to roll the contract value to an individual retirement annuity.

Death Benefit Amount During The Accumulation Phase

Before the date you reach age 80, the death benefit during the accumulation phase will be the greater of:

(1)	your purchase payments, less any withdrawals, the amount attributable to any outstanding loan, and any applicable charges; or

(2)	your contract value, less the amount attributable to any outstanding loan, as of the business day we receive proof of death and election of the payment method.

After you reach age 80, the death benefit during the accumulation phase is your contract value, less the amount attributable to any outstanding loan, as of the business day we receive proof of death at our Annuity Service Center and election by the beneficiary to receive the death benefit payment under one of the death benefit options provided by the contract.

Death Benefit Options During The Accumulation Phase

A beneficiary who is not your surviving spouse must elect to receive the death benefit under one of the following options, in the event you die during the accumulation phase.

Option 1 – lump sum payment of the death benefit; or

Option 2 – the payment of the entire death benefit within 5 years of the date of death; or

Option 3 – payment of the death benefit under an annuity option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within 1 year of the date of your death.

If a lump sum payment is requested, we will pay the amount within 7 days after we receive due proof of death and other necessary information at our Annuity Service Center unless we are required to suspend or delay payment. Payment to the beneficiary, in any form other than a lump sum, may only be elected during the 60-day period beginning with the date of receipt by us of proof of death.

Death Of Contract Owner During The Income Phase

If you die during the income phase,we will pay the remaining payments under the annuity option elected at least as rapidly as under the method of distribution in effect at the time of your death.
Death Benefit

Taxes
NOTE:  We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included in the Statement of Additional Information an additional discussion regarding taxes.

Annuity Contracts In General

Annuity contracts are a means of setting aside money for future needs – usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral.

For variable annuity contracts, tax deferral depends on the insurance company, and not you having control of the assets held in the separate accounts. You can allocate account value from one fund of the separate account to another but cannot direct the investments each fund makes. If you have too much “investor control” of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

The Internal Revenue Service (IRS) has provided some guidance on investor control but several issues remain unclear. One unanswered question is whether a contract owner can have too much investor control if the variable contract offers a large choice of funds in which to invest account values.

We do not know if the IRS will issue any guidance on this question. We do not know if any guidance would have a retroactive effect. Consequently, we reserve the right to modify the contract, as necessary, so that you will not be treated as having investor control of the assets held under the separate account.
Qualified Contracts

If you purchase the contract under a qualified plan, your contract is referred to as a qualified contract. Examples of qualified plans are: tax-sheltered annuities , deductible and non-deductible individual retirement annuities, and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 Plans.

Withdrawals – Qualified Contracts

If you have no cost basis for your interest in a qualified contract, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total contract value. Special tax rules may be applicable for certain distributions from a tax-sheltered annuity or other qualified contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 403(b) (tax-sheltered annuities – TSAs), 401 (Pension and Profit-Sharing Plans), and 408 (individual retirement annuities – IRAs). Exceptions from the penalty tax are as follows:

•	distributions made on or after you reach age 59 1 /2;

•	distributions made after your death or disability (as defined in Code Section 72(m)(7);

•
after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary (in applying this exception to distributions from individual retirement annuities, a separation from service is not required);

•	distributions made after separation of service if you have reached age 55 (not applicable to distributions from individual retirement annuities);

Taxes

•	distributions made on account of an IRS levy made on a qualified retirement plan or IRA;

•	distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;

•	distributions made to an alternate payee pursuant to a qualified domestic relations order (not applicable to distributions from individual retirement annuities);

•
distributions from an individual retirement annuity for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days);

•	distributions from an individual retirement annuity to the extent they do not exceed your qualified higher education expenses (as defined in Code Section 72(t)(7) for the taxable year; and

•	distributions from an individual retirement annuity which are qualified first-time home buyer distributions (as defined in Code Section 72(t)(8)).

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which you attain age 70  1 /2 or (b) the calendar year in which you retire. The date set forth in (b) does not apply to an individual retirement annuity or a 5% owner. Special rules may apply to amounts accumulated in a tax-sheltered annuity prior to December 31, 1986. Required distributions must be over a period not exceeding your life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount that should have been distributed.

Direct Transfers – Tax-Sheltered Annuities

Pursuant to Revenue Ruling 90-24, we will allow partial or full transfers of a participant’s interest in a tax-sheltered annuity or custodial account to this contract. The funds transferred must be subject to the same or more stringent distribution restrictions applicable to the original annuity or custodial account.

Withdrawal Restrictions – Tax-Sheltered Annuities

The Code limits the withdrawal of purchase payments made by owners through salary reductions from certain tax-sheltered annuities. Withdrawals of salary reduction amounts and their earnings can be made when an owner:

(1)	reaches age 59 1 /2 ;

(2)	leaves his/her job;

(3)	dies;

(4)	becomes disabled, as that term is defined in the Code; or

(5)	in the case of hardship.

In the case of hardship, the owner can only withdraw the purchase payments and not any earnings. Salary reduction payments cannot be made for 12 months following a hardship withdrawal.

Any contract value as of December 31, 1988 is not subject to these restrictions. Additionally, return of “excess contributions” or amounts paid to a spouse as a result of a qualified domestic relations order are not subject to these restrictions.

Withdrawal Restrictions –Texas Optional Retirement Program

No withdrawals may be made in connection with a contract issued pursuant to the Texas Optional Retirement Program for faculty members of Texas public institutions of higher learning before you:

•	terminate employment in all such institutions and repay employer contributions if termination occurs during the first twelve months of employment;

•	retire;

•	die; or

•	attain age 70 1 /2.
Taxes

Rollovers – Tax-Sheltered Annuity to Individual Retirement Annuity

If it meets the requirements of an eligible rollover distribution, a distribution from a tax-sheltered annuity to a surviving spouse may be rolled over to an individual retirement annuity. Furthermore, a distribution from a tax-sheltered annuity to a former spouse who is an alternate payee under a qualified domestic relations order may be rolled over to an individual retirement annuity, if the distribution meets the requirements of an eligible rollover distribution.

If you are eligible for a distribution from your tax-sheltered annuity, you may roll the amount distributed into an individual retirement annuity or another tax-sheltered annuity that accepts rollover contributions.

Spousal Consent

If you are married and your contract is issued under an ERISA plan, vested, accrued benefits payable to you at the time of your annuity date must be payable in the form of a qualified joint and survivor annuity. If you die prior to your annuity date, vested, accrued benefits must be payable to your surviving spouse in the form of a qualified pre-retirement survivor annuity. The payment of benefits in any other manner generally requires spousal consent.

However, spousal consent is not required in the following situations:

•	if you have no spouse,

•	if it has been established that your spouse cannot be located,

•	if you and your spouse are legally separated,

•	if you have a court order demonstrating that you have been abandoned.

Taxes

Other Information
Terminal Illness Benefit

In most states, you may elect a Terminal Illness Benefit. We will require proof that you are terminally ill and not expected to live more than 12 months. This proof will include certification by a licensed medical practitioner performing within the scope of his/her license. You may not be the licensed medical practitioner, nor can the medical practitioner be your parent, spouse or child. We may also impose additional requirements.

We will determine the amount of payment when we receive your written request. Prior to the date you reach age 80, the Terminal Illness Benefit is the greater of:

(1)	your purchase payments, less any withdrawals, the amount attributable to any outstanding loan, and any applicable charges; or

(2)	your contract value, less the amount attributable to any outstanding loan.

After you reach age 80, the Terminal Illness Benefit will be your contract value, less any outstanding loan amount.

We will not apply a contingent deferred sales charge with respect to any Terminal Illness Benefit. Payment of the Terminal Illness Benefit will terminate the contract.

Performance

We may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict the future performance.

Standardized Total Returns

We will show standardized average annual total returns for sub-accounts that have been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects a deduction for the contingent deferred sales charge and all other separate account and contract level charges, except premium taxes, if any.

If a sub-account has been in existence for less than one year, we will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value and a deduction of the contingent deferred sales charge.

Nonstandard Total Returns

We will also show total returns based on historical performance of the sub-accounts and underlying funds. We may assume the contracts were in existence prior to their inception date, which they were not. Total return percentages include all fund level and separate account level charges. They do not include a contingent deferred sales charge, or premium taxes, if any. If these charges were included, returns would be less than those shown.

Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

Yield and Effective Yield

We may also show yield and effective yield for the Oppenheimer Money Fund/VA over a seven-day period, which we then “annualize”. This means that when we calculate yield, we assume that the amount of money the investment earns for the week is earned each week over a 52-week period. We show this as a percentage of the investment. We calculate the “effective yield” similarly, but when we annualize the amount, we assume the income earned is re-invested. Therefore, the effective yield is slightly higher than the yield because of the compounding effect.

Other Information
Related Performance

Some of the funds available to you are similar to mutual funds offered in the retail marketplace. These funds generally have the same investment objectives, policies and portfolio managers as the retail mutual funds and usually were formed after the retail mutual funds. While these funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from retail mutual funds. In fact, performance of these funds may be dramatically different from the performance of the retail mutual funds. This is due to differences in the funds’ sizes, dates shares of stocks are purchased and sold, cash flows and expenses. You should remember that retail mutual fund performance is not the performance of the funds available in this contract and is not an indication of future performance of these funds.

Distributors

MML Distributors, LLC (MML Distributors) serves as principal underwriter for the contracts. MML Investors Services, Inc. (MMLISI) serves as co-underwriter for the contracts. Their purpose as underwriters is to distribute the contracts. MML Distributors and MMLISI are wholly owned subsidiaries of MassMutual. Both are located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the contracts. Currently, we pay an amount up to 5.5% of purchase payments. As an alternative, we may pay a commission of 0.75% of contract values each contract year. We also may pay a commission that is a combination of purchase payments and contract value. These alternatives could exceed 5.5%.

From time to time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers for selling the contracts.

Electronic Transmission Of Application Information

Upon agreement with a limited number of broker-dealers, we will accept electronic data transmissions of application information. Our Annuity Service Center will accept this information at the time the initial purchase payment is transmitted by wire. We will not allow you to exercise any ownership rights in the contract until you have signed and returned to us one of the following: an application, a delivery receipt, or what we consider to be their equivalent. Please contact your representative for more information.

Assignment

If your contract is issued as an individual retirement annuity, you cannot assign the contract. If your contract is issued pursuant to a qualified plan other than an individual retirement annuity, there may be limitations on your ability to assign the contract. If you assign your contract, your rights may only be exercised with the consent of the assignee of record. We require consent of any irrevocable beneficiary before we assign proceeds.

Voting Rights

We are the legal owner of the fund shares. However, when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares, for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

During the accumulation phase of your contract and while the annuitant is living, we determine the number of shares you may vote by dividing your contract value in each fund, if any, by $100. Fractional shares are counted. During the income phase or after the annuitant dies, we determine the number of shares you may vote based on our liability for future variable monthly annuity payments.

Reservation of Rights

We reserve the right to:

•	substitute another fund for one of the funds you selected and

Other Information

•	add or eliminate sub-accounts.

If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commissions, if necessary. We will also give you notice of our intent to exercise any of these rights.

Suspension Of Payments Or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers from the funds for any period when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

•	trading on the New York Stock Exchange is restricted; or

•	an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds; or

•	during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

We reserve the right to defer payment for a withdrawal from the fixed account or payment of loan proceeds from the fixed account for the period permitted by law but not for more than six months.

Legal Proceedings

We are involved in litigation arising in and out of the normal course of business, including suits which seek both compensatory and punitive damages. While we are not aware of any actions or allegations which should normally give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect our financial position, results of operation or liquidity.

Financial Statements

We have included our company financial statements in the Statement of Additional Information.

Additional Information

For further information about the contract, you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a form for that purpose.

The Table of Contents of this statement is as follows:

1. Company
2. Custodian
3. Assignment of Contract
4. Distribution
5. Purchase of Securities Being Offered
6. Accumulation Units and Unit Value
7. Transfers During the Income Phase
8. Payment of Death Benefit
9. Annuity Payments
10. Performance Measures
11. Federal Tax Matters
12. Experts
13. Financial Statements
Other Information

To:	C.M. Life Insurance Company
Annuity Products, W581
P.O. Box 9067
Springfield, Massachusetts 01102-9067

Please send me a Statement of Additional Information for C.M. Life’s individual or group deferred variable annuity contract.

Name

Address

City

State
Zip

Telephone

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PART B

INFORMATION REQUIRED IN A
STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL OR GROUP DEFERRED VARIABLE ANNUITY

C.M. LIFE INSURANCE COMPANY
(Depositor)

C.M. MULTI-ACCOUNT A
(Registrant)

STATEMENT OF ADDITIONAL INFORMATION

August 11, 2000

          This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated August 11, 2000, for the individual or group variable deferred annuity contracts with flexible purchase payments which are referred to herein.

          For a copy of the prospectus call 1-800-366-8226 or write to: C.M. Life Insurance Company, Annuity Service Center, W581, P.O. Box 9067, Springfield, MA 01102-9067.

Company	2

Custodian	2

Assignment of Contract	2

Distribution	3

Purchase of Securities Being Offered	3

Accumulation Units and Unit Value	3

Transfers During The Income Phase	4

Payment of Death Benefit	4

Annuity Payments	5

Performance Measures	5

Federal Tax Matters	7

Experts	11

Financial Statements	final pages

COMPANY

          C.M. Life Insurance Company (the “Company”), 140 Garden Street, Hartford, Connecticut 06154, is a stock life insurance company. It was chartered by a special Act of the Connecticut General Assembly on
April 25, 1980. It is principally engaged in the sale of life insurance and annuities, and is licensed in all states except New York. The Company is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual”).

          MassMutual is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had consolidated statutory assets in excess of $70 billion, and estimated total assets under management of $206.6 billion as of December 31, 1999.

CUSTODIAN

          The shares of the underlying funds purchased by the sub-accounts are held by the Company as custodian of C.M. Multi-Account A (“the separate account”).

ASSIGNMENT OF CONTRACT

          The Company will not be charged with notice of any assignment of a contract or of the interest of any beneficiary or of any other person unless the assignment is in writing and the Company receives the original or a true copy thereof at its Home Office. The Company assumes no responsibility for the validity of any assignment.

          For qualified contracts, the following provisions should be noted:

          (1) No person entitled to receive annuity payments under a contract or part or all of the contract’s value will be permitted to commute, anticipate, encumber, alienate or assign such amounts, except upon the written authority of the contract owner given during the annuitant’s lifetime and received in good order by the Company at its annuity service center. To the extent permitted by law, no contract nor any proceeds or interest payable thereunder will be subject to the annuitant’s or any other person’s debts, contracts or engagements, nor to any levy or attachment for payment thereof;

          (2) If an assignment of a contract is in effect on the maturity date, the Company reserves the right to pay to the assignee in one sum the amount of the contract’s maturity value to which he is entitled, and to pay any balance of such value in one sum to the contract owner, regardless of any payment options which the contract owner may have elected. Moreover, if an assignment of a contract is in effect at the death of the annuitant prior to the maturity date, the Company will pay to the assignee in one sum, to the extent that he is entitled, the greater of: (a) the total of all purchase payments, less the net amount of all partial redemptions, and less the amount of any outstanding loan, and (b) the accumulated value of the contract less the amount of any outstanding loan. Any balance of such value will be paid to the beneficiary in one sum or applied under one or more of the payment options elected;

          (3) Contracts used in connection with a tax-qualified retirement plan must be endorsed to provide that they may not be sold, assigned or pledged for any purpose unless they are owned by the trustee of a trust described in Section 401(a) or by the administrator of an annuity plan described under Section 403(a) of the Code; and

          (4) Contracts issued under a plan for an Individual Retirement Annuity pursuant to Section 408 of the Code must be endorsed to provide that they are non-transferable. Such contracts may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose by the Annuitant to any person or party other than the Company, except to a former spouse of the annuitant in accordance with the terms of a divorce decree or other written instrument incident to a divorce.

          Assignments may be subject to federal income tax.

DISTRIBUTION

          MML Distributors, LLC (“MML Distributors”), is the principal underwriter of the contracts. MML Investors Services, Inc. (“MMLISI”) serves as co-underwriter of the contracts. Both MML Distributors and MMLISI are broker-dealers registered with the Securities and Exchange Commission and members of the National Association of Securities Dealers, Inc. MML Distributors and MMLISI are indirect wholly-owned subsidiaries of MassMutual and affiliates of the Company.

          Pursuant to the Underwriting and Servicing Agreement, both MML Distributors and MMLISI will receive compensation for their activities as underwriters for the separate account. Commissions will be paid through MMLISI and MML Distributors to agents and selling brokers for selling the Contracts.

          MML Distributors may enter into selling agreements with other broker-dealers which are registered with the Securities and Exchange Commission and are members of the National Association of Securities Dealers, Inc. (“selling brokers”). Contracts are sold through agents who are licensed by state insurance officials to sell the Contracts. These agents are also registered representatives of selling brokers or of MMLISI.

          MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in Washington, and the name MML Distributors, Limited Liability Company in the states of Ohio and West Virginia.

          The offering is on a continuous basis.

PURCHASE OF SECURITIES BEING OFFERED

          The Company sells interests in the separate account to contract owners as accumulation units. Charges associated with such securities are discussed in the Expenses section of the prospectus. Any special purchase plan or exchange program offered by this contract is mentioned in prospectus. See the Contingent Deferred Sales Charge section of the prospectus for a discussion of instances when the Company will waive contingent deferred sales charges.

ACCUMULATION UNITS AND UNIT VALUE

          During the accumulation phase, accumulation units shall be used to account for all amounts allocated to or withdrawn from the sub-accounts of the separate account as a result of purchase payments, withdrawals, transfers, or fees and charges. The Company will determine the number of accumulation units of a sub-account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the sub-account by the dollar value of one accumulation unit of the sub-account as of the end of the business day during which the transaction is received at the annuity service center.

          The accumulation unit value for each sub-account was arbitrarily set initially at $10. Subsequent accumulation unit values for each sub-account are determined for each day in which the New York Stock Exchange is open for business (“business day”) by multiplying the accumulation unit value for the immediately preceding business day by the net investment factor for the sub-account for the current business day.

          The net investment factor for each sub-account is determined by dividing A by B and subtracting C where:

          A is (i) the net asset value per share of the funding vehicle or portfolio of a funding vehicle held by the sub-account for the current business day; plus (ii) any dividend per share declared on behalf of such funding vehicle or portfolio of a funding vehicle that has an ex-dividend date within the current business day; less (iii) the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation or maintenance of the sub-account.

          B is the net asset value per share of the funding vehicle or portfolio held by the sub-account for the immediately preceding business day.

          C is the cumulative charge for the mortality and expense risk charge and for the administrative charge.

          The accumulation unit value may increase or decrease from business day to business day.

TRANSFERS DURING THE INCOME PHASE

          Transfers of annuity reserves between sub-accounts will be made by converting the number of annuity units attributable to the annuity reserves being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been with out the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

          The amount transferred to the general account from a sub-account will be based on the annuity reserves for the contract owner in that sub-account. Transfers to the general account will be made by converting the annuity units being transferred to purchase fixed annuity payments under the annuity option in effect and based on the age of the annuitant at the time of the transfer.

          See the Transfers During the Income Phase section in the prospectus for more information about transfers during the income phase.

PAYMENT OF DEATH BENEFIT

          The Company will require due proof of death before any death benefit is paid. Due proof of death will be:

          1.  a certified death certificate;

          2.  a certified decree of a court of competent jurisdiction as to the finding of death; or

          3.  any other proof satisfactory to the Company.

          All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

          The beneficiary designation in effect on the date we issue the contract will remain in effect until changed. Unless the contract owner provides otherwise, the death benefit will be paid in equal shares to the beneficiary(ies) as follows:

          1.  to the primary beneficiary(ies) who survive the contract owner’s and/or the annuitant’s death, as applicable; or if there are none

          2.  to the contingent beneficiary(ies) who survive the contract owner’s and/or the annuitant’s death, as applicable; or if there are none

          3.  to the estate of the contract owner.

          You may name an irrevocable beneficiary(ies). In that case, a change of beneficiary requires the consent of any irrevocable beneficiary. If an irrevocable beneficiary is named, the contract owner retains all other contractual rights.

          See the Death Benefit section in the prospectus for more information on death benefits.

ANNUITY PAYMENTS

          A variable annuity payment is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable sub-accounts of the separate account. Annuity payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The annuity table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows;

          1.  The dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each annuity payment. The number of annuity units remains fixed during the annuity period.

2. For each sub-account, the fixed number of annuity units is multiplied by the annuity unit value on each subsequent annuity payment date.

3. The total dollar amount of each variable annuity payment is the sum of all sub-account variable annuity payments.

          The number of annuity units is determined as follows:

          1.  The number of annuity units credited in each sub-account will be determined by dividing the product of the portion of the contract value to be applied to the sub-account and the annuity purchase rate by the value of one annuity unit in that sub-account on the annuity date. The purchase rates are set forth in the variable annuity rate tables in the contract.

          2.  For each sub-account, the amount of each annuity payment equals the product of the annuitant’s number of annuity units and the annuity unit value on the payment date. The amount of each payment may vary.

          The value of any annuity unit for each sub-account of the separate account was arbitrarily set initially at $10. The sub-account annuity unit value at the end of any subsequent valuation period is determined as follows:

          1.  The net investment factor for the current business day is multiplied by the value of the annuity unit for the sub-account for the immediately preceding business day.

          2.  The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding business day. The assumed investment rate is based on an effective annual rate of 4%.

          The value of an annuity unit may increase or decrease from business day to business day. See the Income Phase section in the prospectus for more information.

PERFORMANCE MEASURES

          The Company may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict future performance.

Standardized Average Annual Total Return

          The Company will show standardized average annual total returns for each sub-account that has been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects a deduction for the contingent deferred sales charge and all other fund, separate account and contract level charges, except premium taxes, if any.

          If a sub-account has been in existence for less than one year, the Company will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value and a deduction of the contingent deferred sales charge.

Non-Standard Total Returns

          The Company will also show total returns based on historical performance of the sub-accounts and underlying funds. The Company may assume the contracts were in existence prior to their inception date, which they were not. Total return percentages include all fund level and separate account level charges. They do not include a contingent deferred sales charge or premium taxes, if any. If these charges were included, returns would be less than those shown.

          Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

          Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

          The performance figures will be calculated on the basis of the historical performance of the funds, and may assume the contracts were in existence prior to their inception date (which they were not). Beginning as of the inception date of the contracts, actual accumulation unit values are used for the calculations.

          Performance information for the sub-accounts may be: (a) compared to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, a nationally recognized independent reporting service or similar service that rank mutual funds and other investment companies by overall performance, investment objectives and assets; (b) compared to indices; (c) tracked by other ratings services, companies, publications or persons who rank separate accounts or other investment products on overall performance or other criteria; and (d) included in data bases that can be used to produce reports and illustrations by organizations such as CDA Wiesenberger. Performance figures will be calculated in accordance with standardized methods established by each reporting service.

          The Company may also show yield and effective yield for the Money Sub-Account over a seven-day period, which the Company then “annualizes”. This means that when the Company calculates yield, it assumes that the amount of money the investment earns for the week is earned each week over a 52-week period. The Company shows this as a percentage of the investment. The Company calculates the “effective yield” similarly but when it annualizes the amount, the Company assumes the income earned is re-invested. Therefore, the effective yield is slightly higher than the yield because of the compounding effect.

          These figures reflect a deduction for all fund, separate account and contract level charges assuming the contract remains inforce. The figures do not reflect the contingent deferred sales charge or premium tax deductions (if any), which if included would reduce the percentages reported.

FEDERAL TAX MATTERS

General

          Note: The following description is based upon the Company’s understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as “annuity contracts” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

          Section 72 of the Code governs taxation of annuities in general. An owner is generally not taxed on increases in the value of a contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the annuity option selected. For a lump sum payment received as a total withdrawal (total surrender), the portion of the payment that exceeds the cost basis of the contract is subject to tax. For qualified contracts, there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

          For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the contract has been recovered (i.e. when the total of the excludable amount equals the investment in the contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

          The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company, and its operations form a part of the Company.

Diversification

          Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”), adequately diversified. Disqualification of the contract as an annuity contract would result in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fiftyfive percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

          On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.8175), which established diversification requirements for the investment portfolios underlying variable contracts such as the contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

          The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, “each United States government agency or instrumentality shall be treated as a separate issuer.”

          The Company intends that all investment portfolios underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

          The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the separate account will cause the owner to be treated as the owner of the assets of the separate account, thereby resulting in the loss of favorable tax treatment for the contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

          The amount of owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner’s ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the separate account resulting in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

          In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the owner being retroactively determined to be the owner of the assets of the separate account.

          Due to the uncertainty in this area, the Company reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

Contracts Owned by Other than Natural Persons

          Under Section 72(u) of the Code, the investment earnings on premiums for the contracts will be taxed currently to the owner if the owner is a nonnatural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person or to contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a nonnatural person.

Tax Treatment of Assignments

          An assignment or pledge of a contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their contracts.

Income Tax Withholding

          All distributions or the portion thereof which is includible in the gross income of the owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from nonperiodic payments. However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

           Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of aftertax contributions). The 20% withholding requirement also does not apply to hardship distributions from a Tax-Sheltered Annuity or a 401(k) plan made after December 31, 1999. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Qualified Plans

          The contracts offered herein are designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company’s administrative procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

          Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified contracts. (See “Tax Treatment of Withdrawals—Qualified Contracts”)

          On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by the Company in connection with qualified plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain nonqualified deferred compensation plans.

          a. Tax-Sheltered Annuities

          Section 403(b) of the Code permits certain eligible employers to purchase annuity contracts, known as “ Tax-Sheltered Annuities” (“TSAs”) under a Section 403(b) program. Eligible employers are organizations that are exempt from tax under Code Section 501(c)(3) and public educational organizations. Certain contribution limits apply to contributions to a TSA. These limits are described in Code Sections 403(b)(2), 415(c) and 402(g). The Section 402(g) limit for 2000 is $10,500. Contributions to a TSA and the earnings thereon are generally not subject to income tax until actually distributed to the employee. Contributions to a TSA may be made as elective deferrals (contributions by an employer pursuant to a salary reduction agreement) or as non-elective contributions or matching contributions by an employer.

          The withdrawal of elective deferrals and earnings thereon can only be made when an employee: (1) attains age 59  1 /2; (2) terminates employment with the employer; (3) dies; (4) becomes disabled as defined in Code Section 72(m)(7); or (5) is eligible for a hardship distribution. In the case of a withdrawal on account of a hardship, earnings on the elective deferrals cannot be withdrawn. These restrictions do not apply to contract value existing on December 31, 1988, the return of excess contributions and amounts paid to a spouse pursuant to a Qualified Domestic Relations Order. Certain other limitations may apply to a distribution from a TSA. (See “Tax Treatment of Withdrawals—Qualified Contracts”). Pursuant to Revenue Ruling 90-24, an employee may make a partial or full transfer of his/her interest in a TSA or custodial account to another TSA or custodial account. The amount transferred must, however, be subject to the same or more stringent distribution restrictions applicable to the original annuity or custodial account.

          Purchasers of contracts for use with TSAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

          b. Individual Retirement Annuities

          Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “Individual Retirement Annuity” (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See “Tax Treatment of Withdrawals—Qalified Contracts”) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a taxdeferred basis into an IRA. For example, a distribution from a tax-sheltered annuity to a surviving spouse may be rolled over to an IRA. Likewise, a distribution from a tax-sheltered annuity to a former spouse who is an alternate payee under a Qualified Domestic Relations Order may be rolled over to an IRA. In either case, the distribution must meet the requirements of an eligible rollover distribution. In addition, a participant who is eligible for a distribution from his/her tax-sheltered annuity may roll the distribution into another tax-sheltered annuity that accepts rollover contributions or to an IRA. Contracts issued for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals—Qualified Contracts

          In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual’s cost basis to the individual’s total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 403(b) (Tax-Shelters Annuities) and 408 (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1 /2; (b) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of an IRS levy made on a qualified retirement plan or IRA; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the owner or annuitant (as applicable) and his or her spouse and dependents if the owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the owner or annuitant (as applicable) has been reemployed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified firsttime home buyer distributions (as defined in Section 72(t)(8)of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

          With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of the owner or annuitant (as applicable) attaining age 59 1 /2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

          Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the participant attains age 70 1 /2 or (b) the calendar year in which the participant retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

EXPERTS

          The audited statutory statement of financial position of C.M. Life Insurance Company as of December 31, 1999 and the related statutory statements of income, changes in shareholder’s equity and cash flows for the year ended December 31, 1999 included in this Statement of Additional Information have been so included in reliance on the report of Deloitte & Touche LLP, independent auditors’, given on the authority of that firm as experts in accounting and auditing.

          The audited statutory statement of financial position of C.M. Life Insurance Company as of December 31, 1998 and the related statutory statements of income, changes in shareholder’s equity and cash flows for the two year period ended December 31, 1998 have been so included in this Statement of Additional Information in reliance on the report of P ricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

          Deloitte & Touche LLP is located at City Place, 185 Asylum Street, Hartford, CT 06103 and Price waterhouseCoopers LLP is located at 100 Pearl Street, Hartford CT 06103.

Report of Independent Auditors’

To the Board of Directors and Policyholders of
C.M. Life Insurance Company

We have audited the accompanying statutory statement of financial position of C.M. Life Insurance Company as of December 31, 1999, and the related statutory statements of income, changes in shareholder’s equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statutory financial statements of the Company for the years ended December 31, 1998 and 1997, were audited by other auditors. Their report, dated February 25, 1999, expressed an opinion that these statements were not fairly presented in conformity with generally accepted accounting principles; however, such report also expressed an unqualified opinion on those financial statements’ conformity with the statutory basis of accounting described in Note 1 to the financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company has prepared these financial statements using statutory accounting practices prescribed or permitted by the State of Connecticut Insurance Department, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matters discussed in the preceding paragraph, the 1999 financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of C.M. Life Insurance Company as of December 31, 1999, or the results of its operations or its cash flows for the year then ended.

In our opinion, the 1999 statutory financial statements referred to above present fairly, in all material respects, the financial position of C.M. Life Insurance Company at December 31, 1999, and the results of its operations and its cash flows for the year then ended, on the statutory basis of accounting described in Note 1.

DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 1, 2000
C.M. Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	1999	1998
	(In Millions)

Assets:

Bonds	$ 735.0	$ 683.0
Mortgage loans	225.4	126.3
Other investments	25.6	76.3
Policy loans	120.7	150.4
Cash and short-term investments	182.0	105.7

Total invested assets	1,288.7	1,141.7

Investment and insurance amounts receivable	33.8	33.9
Federal income tax receivable	7.2	2.1
Transfer due from separate accounts	59.2	34.3

	1,388.9	1,212.0

Separate account assets	1,764.2	1,318.9

Total assets	$3,153.1	$2,530.9

See Notes to Statutory Financial Statements.

C.M. Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION, Continued

	December 31,
	1999	1998
	($ In Millions Except for Par Value)
Liabilities:

Policyholders’ reserves and funds	$1,175.9	$ 996.3
Policyholders’ claims and other benefits	4.6	3.8
Payable to parent	50.9	28.8
Asset valuation and other investment reserves	22.7	23.9
Other liabilities	39.5	18.2

	1,293.6	1,071.0

Separate account liabilities	1,764.2	1,318.9

Total liabilities	3,057.8	2,389.9

Shareholder’s equity:

Common stock, $200 par value
50,000 shares authorized
12,500 shares issued and outstanding	2.5	2.5
Paid-in and contributed surplus	68.8	68.8
Surplus	24.0	69.7

Total shareholder’s equity	95.3	141.0

Total liabilities & shareholder’s equity	$3,153.1	$2,530.9

See Notes to Statutory Financial Statements.

C.M. Life Insurance Company

STATUTORY STATEMENTS OF INCOME

	Years Ended December 31,
	1999	1998	1997
	(In Millions)
Revenue:

Premium income	$ 938.8	$ 406.4	$ 331.3
Net investment income	85.0	82.4	75.3
Fees and other income	8.4	5.5	7.5

Total revenue	1,032.2	494.3	414.1

Benefits and expenses:

Policyholders’ benefits and payments	332.2	185.2	100.4
Addition to policyholders’ reserves and funds	518.7	168.8	200.7
Operating expenses	122.0	72.1	49.5
Commissions	82.6	49.6	33.5
State taxes, licenses and fees	9.9	8.1	3.5

Total benefits and expenses	1,065.4	483.8	387.6

Net gain (loss) from operations before federal income taxes	(33.2)	10.5	26.5

Federal income taxes	2.1	6.8	19.0

Net gain (loss) from operations	(35.3)	3.7	7.5

Net realized capital gain (loss)	(8.7)	(1.1)	0.1

Net income (loss)	$ (44.0)	$ 2.6	$ 7.6

See Notes to Statutory Financial Statements.

C.M. Life Insurance Company

STATUTORY STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

	Years Ended December 31,
	1999	1998	1997
	(In Millions)

Shareholder’s equity, beginning of year	$141.0	$113.2	$109.8

Increases (decreases) due to:
Net income (loss)	(44.0)	2.6	7.6
Change in asset valuation and investment reserves	1.2	2.7	(4.8)
Change in net unrealized capital gains (losses)	4.0	(5.8)	0.8
Capital contribution	–	25.0	–
Other	(6.9)	3.3	(0.2)

	(45.7)	27.8	3.4

Shareholder’s equity, end of year	$ 95.3	$141.0	$113.2

See Notes to Statutory Financial Statements.

C.M. Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	1999	1998	1997
	(In Millions)

Operating activities:
Net income (loss)	$ (44.0)	$ 2.6	$ 7.6
Addition to policyholders’ reserves, funds and policy benefits net of transfers to separate accounts	180.4	44.6	44.2
Net realized capital (gain) loss	8.7	1.1	(0.1)
Other changes	14.3	7.8	0.5

Net cash provided by operating activities	159.4	56.1	52.2

Investing activities:
Loans and purchases of investments	(486.1)	(568.6)	(438.6)
Sales and maturities of investments and receipts from repayment of loans	403.0	504.8	411.1

Net cash used in investing activities	(83.1)	(63.8)	(27.5)

Financing Activities:
Capital and surplus contribution	–	25.0	–

Net cash provided by financing activities	–	25.0	–

Increase in cash and short-term investments	76.3	17.3	24.7

Cash and short-term investments, beginning of year	105.7	88.4	63.7

Cash and short-term investments, end of year	$ 182.0	$ 105.7	$ 88.4

See Notes to Statutory Financial Statements.

Notes To Statutory Financial Statements

C.M. Life Insurance Company (“the Company”) is a wholly-owned stock life insurance subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual” ). The Company is primarily engaged in the sale of flexible premium universal and variable life insurance and variable annuity products distributed through career agents. The Company is licensed to sell life insurance and annuities in Puerto Rico, the District of Columbia and 49 states (excluding New York).

1. SUMMARY OF ACCOUNTING PRACTICES

The accompanying statutory financial statements have been prepared in conformity with the statutory accounting practices, except as to form, of the National Association of Insurance Commissioners (“NAIC”) and the accounting practices prescribed or permitted by the State of Connecticut Insurance Department and are different in some respects from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). The more significant differences are as follows: (a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies; (b) statutory policy reserves are based upon the commissioners reserve valuation methods and statutory mortality, morbidity and interest assumptions, whereas GAAP reserves would generally be based upon net level premium and estimated gross margin methods and appropriately conservative estimates of future mortality, morbidity and interest assumptions; (c) bonds are generally carried at amortized cost whereas GAAP generally requires they be reported at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP; and (e) payments received for universal and variable life products and variable annuities are reported as premium income and changes in reserves, whereas under GAAP, these payments would be recorded as deposits to policyholders’ account balances.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (“Codification”). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in all states and is expected to become effective January 1, 2001. The effect of adopting Codification shall be reported as an adjustment to surplus on the effective date. The Company is currently reviewing the impact of Codification; however, due to the nature of certain required accounting changes and their sensitivity to factors such as interest rates, the actual impact upon adoption cannot be determined at this time .

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates, persistency and asset valuations, could cause actual results to differ from the estimates used in the financial statements.

The following is a description of the Company’s principal accounting policies and practices.

a. Investments

Bonds are valued in accordance with rules established by the NAIC. Generally, bonds are valued at amortized cost, using the interest method.

Mortgage loans are valued at unpaid principal net of unamortized premium or discount. The Company discontinues the accrual of interest on mortgage loans which are delinquent more than 90 days or when collection is uncertain.

Other investments include holdings in affiliated mutual funds and preferred stocks and are valued in accordance with rules established by the NAIC. Generally, investments in mutual funds are valued at fair value and preferred stocks in good standing at cost.

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

Short-term investments are stated at amortized cost.
Notes to Statutory Financial Statements,Continued

In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve (“AVR”) and an Interest Maintenance Reserve (“IMR”). The AVR and other investment reserves stabilize surplus against fluctuations in the value of stocks, as well as declines in the value of bonds and mortgage loans. The IMR defers after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments and interest related hedging activities. These interest rate related gains and losses are amortized into net investment income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after-tax capital losses of $1.4 million in 1999, and realized after-tax capital gains of $2.6 million in 1998 and $2.0 million in 1997 were deferred into the IMR. Amortization of the IMR into net investment income amounted to $0.5 million in 1999, $0.3 million in 1998 and $0.1 million in 1997. At December 31, 1999, the unamortized IMR deferred was in a net loss position, which in accordance with the regulations, was recorded as a reduction of surplus.

Realized capital gains and losses, less taxes, not includable in the IMR, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in surplus.

b. Separate Accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable life and annuity contractholders. Assets consist principally of marketable securities reported at fair value. Transfers due from separate accounts represent the policyholders’ account values in excess of statutory benefit reserves. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statement of Income. The Company receives administrative and investment advisory fees from these accounts.

Net transfers to separate accounts of $341.4 million, $121.0 million and $146.5 million in 1999, 1998 and 1997, respectively, are included in addition to policyholders’ reserves and funds, in the Statutory Statements of Income.

c. Non-admitted Assets

Assets designated as “non-admitted” include prepaid agent commissions, other prepaid expenses and the IMR, when in a net loss deferral position, and are excluded from the Statutory Statements of Financial Position. These amounted to $9.9 million and $5.5 million as of December 31, 1999 and 1998, respectively and changes therein are charged directly to surplus.

d. Policyholders’ Reserves and Funds

Policyholders’ reserves for life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium, the Commissioners’ Reserve Valuation Method and the California Method bases using the 1980 Commissioners’ Standard Ordinary mortality tables with assumed interest rates ranging from 2.50 to 4.50 percent.

Reserves for individual annuities are based on accepted actuarial methods, principally at interest rates ranging from 6.25 to 9.00 percent.

e. Premium and Related Expense Recognition

Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Commissions and other costs related to the issuance of new policies, and policy maintenance and settlement costs are charged to current operations when incurred.

f. Cash and Short-term Investments

The Company considers all highly liquid investments purchased with a maturity of twelve months or less to be short-term investments.
Notes to Statutory Financial Statements,Continued

2. FEDERAL INCOME TAXES

Provision for federal income taxes is based upon the Company’s estimate of its tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and policy acquisition costs, resulted in effective tax rates which differ from the statutory tax rate.

The Company plans to file a separate company 1999 federal income tax return.

The Internal Revenue Service has completed its examination of the Company’s income tax returns through the year 1995. The Internal Revenue Service is currently examining the Company’s income tax returns for the years 1996 and 1997. The Company believes adjustments which may result from such examinations will not materially affect its financial position.

Federal tax payments were $6.8 million in 1999, $16.9 million in 1998 and $6.8 million in 1997.

3. SHAREHOLDER’S EQUITY

The Board of Directors of MassMutual has authorized the contribution of funds to the Company sufficient to meet the capital requirements of all states in which the Company is licensed to do business. Substantially all of the statutory shareholder’s equity is subject to dividend restrictions relating to various state regulations, which limit the payment of dividends to the shareholder without prior approval. Under these regulations, $14.1 million of shareholder’s equity is available for distribution to the shareholder in 2000 without prior regulatory approval.

During 1998, MassMutual contributed additional paid-in capital of $25.0 million to the Company.

4. INVESTMENTS

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment. In the normal course of business, the Company enters into commitments to purchase privately placed bonds and mortgage loans.

a. Bonds

The carrying value and estimated fair value of bonds are as follows:

	December 31, 1999
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 85.8	$ 0.3	$ 2.6	$ 83.5
Debt securities issued by foreign governments	2.5	0.1	–	2.6
Mortgage-backed securities	52.3	0.4	1.6	51.1
State and local governments	10.3	0.1	0.4	10.0
Corporate debt securities	561.7	3.3	17.7	547.3
Utilities	16.5	0.1	0.6	16.0
Affiliates	5.9	0.3	–	6.2

TOTAL	$735.0	$ 4.6	$ 22.9	$716.7

Notes to Statutory Financial Statements,Continued

	December 31, 1998
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 69.3	$ 1.4	$ 0.1	$ 70.6
Debt securities issued by foreign governments	3.2	–	0.1	3.1
Mortgage-backed securities	57.9	1.6	0.2	59.3
State and local governments	12.1	0.4	0.2	12.3
Corporate debt securities	522.6	17.8	3.0	537.4
Utilities	17.9	0.9	–	18.8

TOTAL	$683.0	$ 22.1	$ 3.6	$701.5

The carrying value and estimated fair value of bonds at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Carrying Value	Estimated Fair Value
	(In Millions)
Due in one year or less	$ 55.0	$ 55.1
Due after one year through five years	193.9	192.9
Due after five years through ten years	310.6	299.2
Due after ten years	79.3	76.2

	638.8	623.4
Mortgage-backed securities, including securities guaranteed by the U.S. government	96.2	93.3

TOTAL	$735.0	$716.7

Proceeds from sales of investments in bonds were $325.8 million during 1999, $480.4 million during 1998, and $388.8 million during 1997. Gross capital gains of $2.1 million in 1999, $5.0 million in 1998, and $3.8 million in 1997 and gross capital losses of $4.9 million in 1999, $0.9 million in 1998, and $0.5 million in 1997 were realized on those sales, portions of which were deferred into the IMR.

b.	Mortgages

The Company had restructured loans with book values of $10.3 million and $10.4 million at December 31, 1999 and 1998, respectively. These loans typically have been modified to defer a portion of the contractual interest payments to future periods. Interest deferred to future periods was immaterial in 1999, 1998 and 1997.

Approximately 60% and 50% of the Company’s commercial mortgage loans at December 31, 1999 and 1998, respectively, were loans whose underlying collateral is comprised of office buildings. There were no significant regional concentrations of commercial mortgage loans at December 31, 1999 and 1998.

At December 31, 1999, scheduled commercial mortgage loan maturities were as follows: 2000 – $3.3 million; 2001  –$10.2 million; 2002 – $28.6 million; 2003 – $21.5 million; 2004 – $24.4 million; and $74.0 million thereafter.

c.	Other

Investments in affiliated mutual funds had a cost of $17.4 million in 1999 and $62.4 million in 1998.
Notes to Statutory Financial Statements,Continued

5. PORTFOLIO RISK MANAGEMENT

The Company uses common derivative financial instruments to manage its investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. These financial instruments described below are not recorded in the financial statements, unless otherwise noted. The Company does not hold or issue these financial instruments for trading purposes .

The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to an exchange, at specified intervals, between streams of variable rate and fixed rate interest payments calculated by reference to an agreed-upon notional principal amount. Gains and losses realized on the termination of contracts are deferred and amortized through the IMR over the remaining life of the associated contract. IMR amortization is included in net investment income on the Statutory Statements of Income. Net amounts receivable and payable are accrued as adjustments to net investment income and included in investment and insurance amounts receivable on the Statutory Statements of Financial Position. At December 31, 1999 and 1998, the Company had swaps with notional amounts of $226.5 million and $197.5 million, respectively.

Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company’s option contracts have terms of up to ten years. The amounts paid for options purchased are amortized into net investment income over the life of the contract on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statements of Financial Position. Gains and losses on these contracts are recorded at the expiration or termination date and are deferred and amortized through the IMR over the remaining life of the option contract. At December 31, 1999 and 1998, the Company had option contracts with notional amounts of $944.5 million and $961.2 million, respectively. The Company’s credit risk exposure was limited to the unamortized costs of $7.0 million and $7.5 million at December 31, 1999 and 1998, respectively.

Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount. Amounts paid for interest rate caps and floors are amortized into net investment income over the life of the asset on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statements of Financial Position. Amounts receivable and payable are accrued as adjustments to net investment income and included in the Statutory Statements of Financial Position as investment and insurance amounts receivable. Gains and losses on these contracts, including any unamortized cost, are recognized upon termination and are deferred and amortized through the IMR over the remaining life of the associated cap or floor agreement. At December 31, 1999 and 1998, the Company had agreements with notional amounts of $355.0 million. The Company’s credit risk exposure on these agreements is limited to the unamortized costs of $0.2 million and $0.5 million at December 31, 1999 and 1998, respectively.

The Company utilizes asset swap agreements to reduce exposures, such as currency risk and prepayment risk, built into certain assets acquired. Cross-currency interest rate swaps allow investment in foreign currencies, increasing access to additional investment opportunities, while limiting foreign exchange risk. The net cash flows from asset and currency swaps are recognized as adjustments to the underlying assets’ net investment income. Gains and losses realized on the termination of these contracts adjusts the bases of the underlying assets. Notional amounts relating to asset and currency swaps totaled $3.6 million at December 31, 1999. As of December 31, 1998, the Company did not have any open asset swap agreements.

The Company enters into forward U.S. Treasury, Government National Mortgage Association (“GNMA”) and Federal National Mortgage Association (“FNMA”) commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Gains and losses on forward commitments are recorded when the commitment is closed and deferred and amortized through the IMR over the remaining life of the asset. At December 31, 1999 and 1998, the Company had U. S. Treasury, GNMA and FNMA purchase commitments which will settle during the following year with contractual amounts of $15.4 million and $1.0 million, respectively.

Notes to Statutory Financial Statements, Continued

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $3.8 million and $14.2 million at December 31, 1999 and 1998, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, collateral positions are obtained with counterparties when considered prudent.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values are based on quoted market prices, when available. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These valuation techniques require management to develop a significant number of assumptions, including discount rates and estimates of future cash flow. Derived fair value estimates cannot be substantiated by comparison to independent markets or to disclosures by other companies with similar financial instruments. These fair value disclosures do not purport to be the amount that could be realized in immediate settlement of the financial instrument. The following table summarizes the carrying value and fair values of the Company’s financial instruments at December 31, 1999 and 1998.

1999		1998
Carrying Value	Fair Value	Carrying Value	Fair Value
(In Millions)

Financial assets

Bonds	$735.0	$716.7	$683.0	$701.5
Mortgage loans	225.4	219.7	126.3	126.7
Other investments	25.6	25.6	76.3	76.3
Policy loans	120.7	120.7	150.4	150.4
Cash & short-term investments	182.0	182.0	105.7	105.7

Financial liabilities

Investment type insurance contracts	267.8	267.8	129.8	132.8

Off-balance sheet financial instruments

Interest rate swap agreements	–	(3.1)	–	2.7
Financial options	7.0	3.7	7.5	9.8
Interest rate caps & floors	0.2	–	0.5	1.6
Forward commitments	–	15.3	–	1.0

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Bonds and other investments: The estimated fair value of bonds and other investments is based on quoted market prices when available. If quoted market prices are not available, fair values are determined by the Company using a pricing matrix.

Mortgage loans: The estimated fair value of mortgage loans is determined from a pricing matrix for performing loans and the estimated underlying real estate value for non-performing loans.

Policy loans, cash and short-term investments: Fair values for these instruments approximate the carrying amounts reported in the Statutory Statements of Financial Position.

Investment-type insurance contracts: The estimated fair value for liabilities under investment-type insurance contracts are determined by discounted cash flow projections.
Notes to Statutory Financial Statements,Continued

Off-balance sheet financial instruments: The fair values for off-balance sheet financial instruments are based upon market prices or prices obtained from brokers.

7. RELATED PARTY TRANSACTIONS

MassMutual and the Company have an agreement whereby MassMutual, for a fee, furnishes the Company, as required, operating facilities, human resources, computer software development and managerial services. Also, investment and administrative services are provided to the Company pursuant to a management services agreement with MassMutual. Fees incurred under the terms of these agreements were $124.5 million, $74.1 million and $39.7 million in 1999, 1998 and 1997, respectively. While management believes that these fees are calculated on a reasonable basis, they may not necessarily be indicative of the costs that would have been incurred on a stand-alone basis.

The Company cedes a portion of its life insurance business to MassMutual and other insurers in the normal course of business. The Company’s retention limit per individual insured is $15.0 million; the portion of the risk exceeding the retention limit is reinsured with other insurers, including MassMutual. The Company is contingently liable with respect to ceded reinsurance in the event any reinsurer is unable to fulfill its contractual obligations.

The Company has a modified coinsurance quota-share reinsurance agreement with MassMutual whereby the Company cedes 75% of the premiums on certain universal life policies. In return, MassMutual pays the Company a stipulated expense allowance, death and surrender benefits, and a modified coinsurance adjustment based upon experience. The Company retains the assets and related reserves for payment of future benefits on the ceded policies. Premium income of $29.8 million, $33.7 million and $35.1 million was ceded to MassMutual in 1999, 1998 and 1997, respectively. Policyholder benefits of $38.7 million, $38.4 million and $36.9 million were ceded to MassMutual in 1999, 1998 and 1997, respectively.

The Company also has a stop-loss agreement with MassMutual under which the Company cedes claims which, in aggregate, exceed .22% of the covered volume for any year, with maximum coverage of $25.0 million above the aggregate limit. The aggregate limit was $45.4 million in 1999, $36.9 million in 1998, and $35.6 million in 1997 and it was not exceeded in any of the years. Premium income of $1.3 million, $1.0 million and $1.0 million was ceded to MassMutual in 1999, 1998 and 1997, respectively.

8. BUSINESS RISKS AND CONTINGENCIES

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity.

The Company is involved in litigation arising in and out of the normal course of business, including suits which seek both compensatory and punitive damages. While the Company is not aware of any actions or allegations which should reasonably give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

Notes to Statutory Financial Statements,Continued

9. AFFILIATED COMPANIES

The relationship of the Company, MassMutual and affiliated companies as of December 31, 1999, is illustrated below. Subsidiaries are wholly-owned by MassMutual, except as noted.

Parent
Massachusetts Mutual Life Insurance Company

Subsidiaries of Massachusetts Mutual Life Insurance Company
CM Assurance Company
CM Benefit Insurance Company
C.M. Life Insurance Company
MassMutual Holding Company
MML Bay State Life Insurance Company
MML Distributors, LLC
MassMutual Mortgage Finance, LLC

Subsidiaries of MassMutual Holding Company
GR Phelps & Co., Inc.
MassMutual Holding Trust I
MassMutual Holding Trust II
MassMutual Holding MSC, Inc.
MassMutual International, Inc.
MML Investor Services, Inc.

Subsidiaries of MassMutual Holding Trust I
Antares Capital Corporation – 80.0%
Charter Oak Capital Management, Inc. – 80.0%
Cornerstone Real Estate Advisors, Inc.
DLB Acquisition Corporation – 91.3%
Oppenheimer Acquisition Corporation – 91.91%

Subsidiaries of MassMutual Holding Trust II
CM Advantage, Inc.
CM International, Inc.
CM Property Management, Inc.
HYP Management, Inc.
MMHC Investments, Inc.
MML Realty Management
Urban Properties, Inc.
MassMutual Benefits Management, Inc.

Subsidiaries of MassMutual International, Inc.
MassMutual Internacional (Argentina) S.A. – 85%
MassLife Seguros de Vida S. A. – 99.9%
MassMutual International (Bermuda) Ltd.
MassMutual International (Chile) S. A. – 85%
MassMutual International (Luxembourg) S. A. – 85%

MassMutual Holding MSC, Inc.
MassMutual Corporate Value Limited – 40.93%
9048 – 5434 Quebec, Inc.
1279342 Ontario Limited

Affiliates of Massachusetts Mutual Life Insurance Company
MML Series Investment Fund
MassMutual Institutional Funds

PART C
OTHER INFORMATION

ITEM 24.    Financial Statements And Exhibits

          (a)  Financial Statements

Financial Statements Included in Part A

          None

Financial Statements Included in Part B

The Registrant

          No financial statements for the Separate Account have been included because as of the date of this Registration Statement, the Sub-Accounts available under the contracts had no assets.

              The Depositor [to be filed]

          Reports of Independent Auditors’
          Statutory Statements of Financial Position as of December 31, 1999 and 1998
          Statutory Statements of Income for the years ended December 31, 1999, 1998 and 1997
Statutory Statements of Changes in Shareholder’s Equity for the years ended December 31, 1999, 1998 and 1997
          Statutory Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997
          Notes to Statutory Financial Statements

          (b)  Exhibits

Exhibit 1	Resolution of Board of Directors of C.M. Life authorizing the establishment of the Separate Account. [7]

Exhibit 2	Not Applicable.

Exhibit 3	(i) Principal Underwriting Agreement. [1]

(ii) Variable Products Dealer Agreement. [9]

(iii) Underwriting and Servicing Agreement. [1]

Exhibit 4	Individual Variable Deferred Annuity Contract with Flexible Purchase Payments [12]

Exhibit 5	Form of Application Form. [12]

Exhibit 6	(i) Copy of Articles of Incorporation of C.M. Life. [2]

(ii) Copy of the Bylaws of C.M. Life. [2]

Exhibit 7	Not Applicable.

Exhibit 8	(a) Copy of the Form of Participation Agreement with Oppenheimer Variable Account Funds. [3]

(b) Copy of the Form of Participation Agreement with Panorama Series Fund, Inc. [3]

(c) Copy of the Form of Participation Agreement with T. Rowe Price Equity Series, Inc. [5]

(d) Copy of the Form of Participation Agreement with Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III. [5]

(e) Copy of the Form of Participation Agreement with American Century Variable Portfolios, Inc. [6]

(f) Form of Participation Agreement with BT Insurance Funds. [10]

(g) Form of Participation Agreement with Janus Aspen Series. [10]

(h) Form of Participation Agreement with Templeton Variable Products Series Fund. [10]

(i) Form of Participation Agreement with MFS Variable Insurance Trust. [9]

(j) Form of Participation Agreement with Calvert Variable Series, Inc. [14]

(k) Form of Participation Agreement with INVESCO Variable Investment Fund, Inc. [14]

Exhibit 9	Opinion of and Consent of Counsel. [15]

Exhibit 10	(i) Consent of Independent Accountants, PricewaterhouseCoopers LLP. [15]

(ii) Report of Independent Accountants, PricewaterhouseCoopers LLP

(iii) Consent of Independent Auditors’, Deloitte & Touche LLP [15]

(iv) Power of Attorney for Robert J. O’Connell. [15]

(v) Powers of Attorney for John V. Murphy and Efrem Marder [11]

(vi) Powers of Attorney for all other directors and necessary officers. [4]

(vii) Power of Attorney for Lawrence V. Burkett, Jr. [13]

Exhibit 11	Not Applicable.

Exhibit 12	Not Applicable.

Exhibit 13	Form of Schedule of Computation of Performance. [to be filed with post-effective amendment # 1]

Exhibit 14	Not Applicable.

[1]	Incorporated by reference to Initial Registration Statement 33-61679 filed on Form N-4 on August 9, 1995.
[2]	Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement File No. 33-91072.
[3]	Incorporated by reference to Registration Statement File No. 333-22557, filed on February 28, 1997.
[4]	Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-61679, filed on Form N-4 on December 21, 1998.
[5]	Incorporated by reference to Initial Registration Statement No. 333-65887, filed on Form S-6 on October 20, 1998.
[6]	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-41667 filed on Form S-6 on March 19, 1998.
[7]	Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement No. 33-61679, filed and effective May 1, 1998.
[8]	Incorporated by reference to Port-Effective Amendment No. 6 to Registration Statement No. 333-41667 filed on Form S-6 in April, 1999.
[9]	Incorporated by reference to Initial Registration Statement No. 333-65887, filed on Form S-6 on October 20, 1998.
[10]	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-80991, filed on Form N-4 on September 20, 1999.
[11]	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-88493 filed on Form S-6 on January, 2000 .
[12]	Incorporated by reference to Initial Registration Statement No. 333-95845 filed on Form N-4 on February 2, 2000.
[13]	Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement No. 333-2347 filed on Form S-2 in March, 2000.
[14]	Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement No. 333-80991 filed on Form N-4 in April, 2000.
[15]	Filed herewith.

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

C.M. Life Insurance Company

Name, Position And Business Address	Principal Occupation(s) During Past Five Years
Lawrence V. Burkett, Jr., Director, 1295 State Street Springfield, MA 01111	C.M. Life Director (Since 1996), President and Chief Executive Officer (1996-2000) MassMutual Executive Vice President and General Counsel (since 1993)

Isadore Jermyn, Director and Senior Vice President and Actuary 1295 State Street Springfield, MA 01111	C.M. Life
    Director (since 1998);
    Senior Vice President and Actuary (since 1996)
MassMutual
    Senior Vice President and Actuary (since 1999 and 1995-1998)
    Senior Vice President and Chief Actuary (1998-1999)
Vice President and Actuary (1980-1995)

Efrem Marder, Director 1295 State Street Springfield, MA 01111	C.M. Life
    Director (since 1999)
David L. Babson and Co., Inc.
    Executive Director (since 2000)
MassMutual
    Executive Director (1998-2000)
    Senior Managing Director (1996-1998)
Vice President and Managing Director (1989-1996)

James E. Miller, Director and Executive Vice President-Life Operations 140 Garden Street Hartford, CT 06154	C.M. Life
    Director (since 1998) and Executive Vice President-Life
    Operations (since 1999) Senior Vice President-Life Operations
    (1998-1999) MassMutual
    Executive Vice President (since 1997 and 1987-1996)
UniCare Life & Health
Senior Vice President (1996-1997)

John V. Murphy, Director 1295 State Street Springfield, MA 01111	C.M. Life
    Director (since 1999)
MassMutual
    Executive Vice President (since 1997)
    David L. Babson & Co., Inc.
    Executive Vice President and Chief Operating Officer
    1995-1997)
Concert Capital Management, Inc.
Chief Operating Officer (1993-1995)

PRINCIPAL OFFICERS (other than those who are also Directors):

Name, Position And Business Address	Principal Occupation(s) During Past Five Years
Robert J. O’Connell, Chairman, President and Chief Executive Officer 1295 State Street Springfield, MA 01111	C.M. Life
    President and Chief Executive Officer (since 2000)
MassMutual
    Chairman (since 2000), President and Chief Executive Officer
    (1999)
American International Group, Inc.
    Senior Vice President (1991-1998)
AIG Life Companies
President and Chief Executive Officer (1991-1998)

Stuart H. Reese, Executive Vice President-Investments 1295 State Street Springfield, MA 01111	C.M. Life
    Executive Vice President-Investments (since 1999)
    Director and Senior Vice President-Investments (1996-1999)
MassMutual
    Executive Vice President and Chief Executive Officer
    (since 1999)
    Chief Executive Director-Investment Management
    (1997-1999)
Senior Vice President (1993-1997)

Edward M. Kline, Vice President and Treasurer 1295 State Street Springfield, MA 01111	C.M. Life Vice President (since 1999) and Treasurer (since 1997) MassMutual Vice President (since 1989) and Treasurer (since 1997)

Ann F. Lomeli, Senior Vice President and Secretary 1295 State Street Springfield, MA 01111	C.M. Life
    Senior Vice President (since 1999)
    and Secretary (since 1988)
MassMutual
    Senior Vice President, Secretary and Deputy General Counsel
    (since 1999)
    Vice President, Secretary and Deputy General Counsel (1999)
    Vice President, Secretary and Associate General Counsel
    (1998-1999)
    Vice President, Associate Secretary and Associate General
    Counsel (1996-1998)
    Connecticut Mutual Life Insurance Company Corporate
Secretary and Counsel (1988-1996)

ITEM 26.    Persons Controlled By Or Under Common Control With The Depositor Or Registrant

          The assets of the Registrant, under state law, are assets of C.M. Life.

          C.M. Life Insurance Company is 100% owned by Massachusetts Mutual Life Insurance Company.

          The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

          The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

A. DIRECT SUBSIDIARIES OF MASSMUTUAL

MassMutual is the sole owner of each subsidiary unless otherwise indicated.

          1.  CM Assurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

           2.  CM Benefit Insurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

          3.  C.M. Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

          4.  MML Bay State Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

          5.  MML Distributors, LLC, a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual—99%; G.R. Phelps & Co., Inc.—1%)

          6.  MassMutual Holding Company, a Delaware corporation which operates as a holding company for certain MassMutual entities.

          7.  MassMutual Mortgage Finance, LLC, a Delaware limited liability company which makes, acquires, holds and sells mortgage loans.

          8.  The MassMutual Trust Company, a federally chartered stock savings bank.

B. MASSMUTUAL HOLDING COMPANY GROUP

MassMutual Holding Company is the sole owner of each subsidiary or affiliate unless otherwise indicated.

          1.  G.R. Phelps & Co, Inc., a Connecticut corporation which formerly operated as a securities broker-dealer. This subsidiary is inactive and expected to be dissolved.

          2.  MML Investors Services, Inc., a Massachusetts corporation which operates as a securities broker-dealer. (MassMutual Holding Company—86%; G.R. Phelps & Co., Inc.—14%)

          3.  MassMutual Holding MSC, Inc., a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws.

          4.  MassMutual Holding Trust I, a Massachusetts business trust which operates as a holding company for separately-staffed MassMutual investment subsidiaries.

          5.  MassMutual Holding Trust II, a Massachusetts business trust which operates as a holding company for non-staffed MassMutual investment subsidiaries.

          6.  MassMutual International, Inc., a Delaware corporation which operates as a holding company for those entities constituting MassMutual’s international insurance operations.

          7.  MassMutual Funding LLC, a commercial paper subsidiary.
C. MML INVESTORS SERVICES, INC. GROUP

          Set forth below are the direct and indirect subsidiaries of MML Investors Services, Inc. The parent is the sole owner of each subsidiary unless otherwise indicated.

Direct Subsidiaries of MML Investors Services, Inc.

          1.  MML Insurance Agency, Inc., a Massachusetts corporation which operates as an insurance broker.

          2.  MML Securities Corporation, a Massachusetts corporation which operates as a “ Massachusetts Security Corporation” under Section 63 of the Massachusetts General Laws.

Direct Subsidiaries of MML Insurance Agency, Inc.

          1.  DISA Insurance Services of America, Inc., an Alabama corporation which operates as an insurance broker.

          2.  Diversified Insurance Services of America, Inc., a Hawaii corporation which operates as an insurance broker.

          3.  MML Insurance Agency of Mississippi, P.C., a Mississippi corporation which operates as an insurance broker.

          4.  MML Insurance Agency of Nevada, Inc., a Nevada corporation which operates as an insurance broker.

          5.  MML Insurance Agency of Ohio, Inc. an Ohio corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through a voting trust agreement.)

          6.  MML Insurance Agency of Texas, Inc., a Texas corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through an irrevocable proxy arrangement.)

D. MASSMUTUAL HOLDING MSC, INC. GROUP

MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

          1.  MassMutual Corporate Value Limited, a Cayman Islands corporation which holds a 90% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc.—46%)

          2.  9048-5434 Quebec, Inc., a Canadian corporation which operates as the owner of Hotel du Parc in Montreal, Quebec, Canada.

          3.  1279342 Ontario Limited, a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

E. MASSMUTUAL HOLDING TRUST I GROUP

          Set forth below are the direct and indirect subsidiaries and affiliates of MassMutual Holding Trust I. The parent is the sole owner of each subsidiary unless otherwise indicated.

Direct Subsidiaries of MassMutual Holding Trust I

          1.  Antares Capital Corporation, a Delaware corporation which operates as a finance company. (MassMutual Holding Trust I—99%)

          2.  Cornerstone Real Estate Advisers, Inc., a Massachusetts corporation which operates as an investment adviser.

          3.  DLB Acquisition Corporation, a Delaware corporation which operates as a holding company for the David L. Babson companies (MassMutual Holding Trust I—85%).

          4.  Oppenheimer Acquisition Corp., a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding Trust I—89%).

Direct Subsidiary of DLB Acquisition Corporation

          David L. Babson and Company Incorporated, a Massachusetts corporation which operates as an investment adviser .

Direct Affiliates of David L. Babson and Company Incorporated

          1.  Charter Oak Capital Management, Inc., a Delaware corporation which operates as a manager of institutional investment portfolios. (David L. Babson and Company Incorporated—80%)

          2.  Babson Securities Corporation, a Massachusetts corporation which operates as a securities broker-dealer.

          3.  Babson-Stewart Ivory International, a Massachusetts general partnership which operates as an investment adviser. (David L. Babson and Company Incorporated—50%).

          4.  Potomac Babson Incorporated, a Massachusetts corporation which operates as an investment adviser (David L. Babson and Company Incorporated—60%).

Direct Subsidiary of Oppenheimer Acquisition Corp.

          OppenheimerFunds, Inc., a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

          Trinity Investment Management Corporation, a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

Direct Subsidiaries of OppenheimerFunds, Inc.

          1.  Centennial Asset Management Corporation, a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

          2.  HarbourView Asset Management Corporation, a New York corporation which operates as an investment adviser.

          3.  OppenheimerFunds Distributor, Inc., a New York corporation which operates as a securities broker-dealer.

          4.  Oppenheimer Partnership Holdings, Inc., a Delaware corporation which operates as a holding company.

          5.  Oppenheimer Real Asset Management, Inc., a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

          6.  Shareholder Financial Services, Inc., a Colorado corporation which operates as a transfer agent for mutual funds.

           7.    Shareholder Services, Inc., a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

Direct Subsidiary of Centennial Asset Management Corporation

          Centennial Capital Corporation, a Delaware corporation which formerly sponsored a unit investment trust.

Direct Affiliate of Cornerstone Real Estate Advisers, Inc.

          Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, Inc.—50%; MML Realty Management Corporation—50%).

F. MASSMUTUAL HOLDING TRUST II GROUP

          MassMutual Holding Trust II is the sole owner of each subsidiary.

          1.  CM Advantage, Inc., a Connecticut corporation which serves as a general partner of real estate limited partnerships. The subsidiary is largely inactive and will be dissolved in the near future.

          2.  CM International, a Delaware corporation which is the issuer of collateralized mortgage obligation securities.

          3.  CM Property Management, Inc., a Connecticut corporation which serves as the general partner of Westheimer 335 Suites Limited Partnership. The partnership holds a ground lease with respect to hotel property in Houston, Texas.

          4.  HYP Management, Inc., a Delaware corporation which operates as the “LLC Manager” of MassMutual High Yield Partners II LLC, a high yield bond fund.

          5.  MassMutual Benefits Management, Inc., a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

          6.  MMHC Investment, Inc., a Delaware corporation which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

          7.  MML Realty Management Corporation, a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

          8.  Urban Properties, Inc., a Delaware corporation which serves as a general partner of real estate limited partnerships and as a real estate holding company.

Direct Affiliate of MMHC Investment, Inc.

          MassMutual/Darby CBO IM Inc., a Delaware corporation which operates as the “LLC Manager” of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc.—50%)

Direct Affiliate of MML Realty Management Corporation

          Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation—50%; Cornerstone Real Estate Advisers, Inc.—50%).

G. MASSMUTUAL INTERNATIONAL, INC. GROUP

          Set forth below are the direct or indirect subsidiaries and affiliates of MassMutual International, Inc. The parent is the sole owner of each subsidiary or affiliate unless otherwise indicated.

          Direct Affiliates of MassMutual International, Inc.

          1.  MassMutual Internacional (Argentina) S.A., a corporation organized in the Argentine Republic which operates as a holding company. (MassMutual International, Inc.—99%; MassMutual Holding Company —1%)

          2.  MassMutual Internacional (Chile) S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc.—99%; MassMutual Holding Company—1%)

          3.  MassMutual International (Bermuda) Ltd., a corporation organized in Bermuda which operates as a life insurance company.

          4.  MassMutual International (Luxembourg) S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc.—99%; MassMutual Holding Company—1%)

          5.  MassLife Seguros de Vida, S.A., a corporation organized in the Argentine Republic which operates as a life insurance company. (MassMutual International, Inc.—99.9%)

          6.  MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company.

Direct Subsidiaries of MassMutual Internacional (Argentina) S.A.

          MassMutual Services S.A., a corporation organized in the Argentine Republic which operates as a service company. (MassMutual Internacional (Argentina) S.A.—99%; MassMutual International, Inc.—1%)

Direct Affiliate of MassMutual Internacional (Chile) S.A.

          1.  Mass Seguros de Vida S.A., a corporation organized in the Republic of Chile which operates as a life insurance company. (MassMutual Internacional (Chile) S.A.—33.5%)

          2.  Origen Inversiones S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual Internacional (Chile) S.A.—33.5%)

Direct Subsidiary of MassLife Seguros de Vida, S.A.

          Jefferson Pilot Financial Seguros de Vida S.A., an Argentine corporation which operates as a life insurance company. (MassLife Seguros de Vida, S.A.—99%, MassMutual International, Inc.—1%)

Direct Subsidiary of Jefferson Pilot Financial Seguros de Vida, S.A.

          Jefferson Pilot Origen Seguros de Vida, S.A., a Uruguay corporation which operates as a life insurance company (100% owned)

Direct Subsidiary of Origen Inversiones S.A.

          Compañia de Seguros Vida Corp S.A., a corporation organized in the Republic of Chile which operates as an insurance company. (Origen Inversiones S.A.—99%)

Direct Subsidiaries of MassMutual Asia Limited

1.) MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent.

          2.)  MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 60% by MassMutual Asia Limited and 20% each by MassMutual Services Limited and MassMutual Guardian Limited).

3.) Protective Capital (International) Limited, a corporation organized in Hong Kong which operates as a mandatory provident funds intermediary.

4.) MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive.

5.) MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive.

H. REGISTERED INVESTMENT COMPANY AFFILIATES

          Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

          1.  DLB Fund Group, a Massachusetts business trust which operates as an open-end investment company advised by David L. Babson and Company Incorporated. MassMutual owns at least 25% of each series of shares issued by the fund.

          2.  MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates.

          3.  MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

          4.  MassMutual Institutional Funds, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual.

          5.  MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

          6.  Oppenheimer Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. MassMutual and affiliates own a majority of certain series of shares issued by the fund.

          7.  Panorama Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. All shares issued by the fund are owned by MassMutual and certain affiliates.

ITEM 27.    Number Of Contract Owners

          Not applicable because there were no contracts sold as of the date of this Registration Statement.

ITEM 28.    Indemnification

          The Bylaws of the Company provide that:

          The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable: CONNECTICUT LAW. Except where an applicable insurance policy is procured, Connecticut General Statutes (“C.G.S.”) Section 33-320a is the sole source of indemnification rights for directors and officers of Connecticut corporations and for persons who may be deemed to be controlling persons by reason of their status as a shareholder, director, officer, employee or agent of a Connecticut corporation. Under C.G.S. Section 33-320a, a corporation shall indemnify any director or officer who was or is a party, or was threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter referred to as “proceeding”) by virtue of the fact that he or the person whose legal representative he is: (i) is or was a director or officer of the corporation; (ii) while a director or an officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise (hereinafter referred to as “ enterprise”), other than an employee benefit plan or trust; or (iii) while a director or an officer of the corporation, is or was a director or officer serving at the request of the corporation as a fiduciary or an employee benefit plan or trust maintained for the benefit of employees of the corporation or any other enterprise, against “covered expenditures” if (and only if) his conduct met the applicable statutory eligibility standard. The types of expenditures which are covered and the statutory eligibility standard vary according to the type of proceeding to which the director or officer is or was a party or was threatened to be made a party.

          According to C.G.S. Section 33-320a, in non-derivative proceedings other than ones brought in connection with an alleged claim based upon the purchase or sale by a director or officer of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, the corporation shall indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually incurred by him in connection with the proceeding, or any appeal therein, IF AND ONLY IF he acted (i) in good faith and (ii) in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of any employee benefit plan or trust, in a manner he reasonably believed to be in the best interests of the corporation or in the best interest of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust. However, where the proceeding brought is criminal in nature, C.G.S. Section 33-320a requires that the director or officer must satisfy the additional condition that he had no reasonable cause to believe that his conduct was unlawful in order to be indemnified. A director or officer also will be entitled to indemnification as described above if (i) he is successful on the merits in the defense of any non-derivative proceeding brought against him or (ii) a court shall have determined that in view of all the circumstances he is fairly and reasonably entitled to be indemnified. The decision about whether the director or officer qualifies for indemnification under C.G.S. Section 33-320a may be made (i) in writing by a majority of those members of the board of directors who were not parties to the proceeding in question, (ii) in writing by independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to the proceeding, or (iii) by the shareholders of the corporation at a special or annual meeting by an affirmative vote of at least a majority of the voting power of shares not owned by parties to the proceeding. A director or officer also may apply to a court of competent jurisdiction for indemnification even though he previously applied to the board, independent legal counsel or the shareholders and his application for indemnification was rejected.

          For purposes of C.G.S. Section 33-320a, the termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not create, of itself, a presumption that the director or officer did not act in good faith or in a manner which that director or officer did not believe reasonably to be in the best interests of the corporation or of the participants and beneficiaries of an employee benefit plan or trust and consistent with the provisions of such plan or trust. Likewise, the termination of a criminal act or proceeding shall not create, of itself, a presumption that the director or officer had reasonable cause to believe that his conduct was unlawful.

          In non-derivative proceedings based on the purchase or sale of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, C.G.S. Section 33-320a provides that the corporation shall indemnify the director or officer only after a court shall have determined upon application that, in view of all the circumstances, the director or officer is fairly and reasonably entitled to be indemnified. Furthermore, the expenditures for which the director or officer shall be indemnified shall be only such amount as the court determines to be appropriate.

           Pursuant to C.G.S. Section 33-320a, where a director or officer was or is a party or was threatened to be made a party to a derivative proceeding, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the proceeding or any appeal therein, in relation to matters as to which he is finally adjudged not to have breached his duty to the corporation. The corporation also shall indemnify a director or officer where the court determines that, in view of all the circumstances, such person is fairly and reasonably entitled to be indemnified; however, in such a situation, the individual shall be indemnified only for such amount as the court determines to be appropriate. Furthermore, the statute provides that the corporation shall not indemnify a director or officer for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened action or a pending action which is settled or otherwise disposed of without court approval.

          C.G.S. Section 33-320a also provides that expenses incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon authorization of the board of directors, provided said expenses are indemnifiable under the statute and the director or officer agrees to repay such amount if he is later found not entitled to indemnification by the corporation.

          Lastly, C.G.S. Section 33-320a is intended to be an exclusive statute. A corporation established under Connecticut statute cannot indemnify a director or officer (other than a director or officer who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise), to an extent either greater or less than that authorized by the statute, and any provision in the certificate of incorporation, the by-laws, a shareholder or director resolution, or agreement or otherwise that is inconsistent with the statute is invalid. C.M. Life Insurance Company was not established under Connecticut statute but was instead created by special act of the Connecticut General Assembly. Currently, its charter does not have provisions dealing with indemnification of its directors or officers, therefore the provisions of C.G.S. Section 33-320a currently apply to such indemnification. However, in the event C.M. Life Insurance Company’s charter is amended by the Connecticut General Assembly in such a manner which is inconsistent with the statute, the charter would take precedence over C.G.S. Section 33-320a. Notwithstanding the above, C.G.S. Section 33-320a specifically authorizes a corporation to procure insurance providing greater indemnification rights than those set out in the statute the premium cost of which may be shared with the director or officer on such basis as may be agreed upon. The directors and officers may be covered by an errors and omissions insurance policy or other insurance policy. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.    Principal Underwriters

          (a) MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

          (b)(1) MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwriter.

OFFICERS AND MEMBER REPRESENTATIVES
MML DISTRIBUTORS, LLC

Kenneth M. Rickson	Member Representative G.R. Phelps & Co., Inc.	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Margaret Sperry	Member Representative Massachusetts Mutual Life Insurance Co.	1295 State Street Springfield, MA 01111-0001

John E. Forrest	Vice President	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Michael L. Kerley	Vice President Assistant Secretary	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Ronald E. Thomson	Vice President	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

James T. Bagley	Treasurer	1295 State Street Springfield, MA 01111

Bruce C. Frisbie	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Raymond W. Anderson	Assistant Treasurer	140 Garden Street Hartford, CT 06154

Ann F. Lomeli	Secretary	1295 State Street Springfield, MA 01111-0001

Robert Rosenthal	Compliance Officer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Kathy Dansereau	Registration Manager	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Peter D. Cuozzo	Variable Life Supervisor and Hartford OSJ Supervisor	140 Garden Street Hartford, CT 06154

Anne Melissa Dowling	Large Corporate Markets Supervisor	140 Garden Street Hartford, CT 06154

           (b)(2) MML Investors Services, Inc. is the co-underwriter of the contracts. The following people are the officers and directors of the co-underwriter.

MML INVESTORS SERVICES, INC.
OFFICERS AND DIRECTORS

Officer	Business Address
Kenneth M. Rickson President	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Michael L. Kerley Vice President, Chief Legal Officer, Chief Compliance Officer, Assistant Secretary	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Ronald E. Thomson Vice President, Treasurer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Ann F. Lomeli Secretary/Clerk	1295 State Street Springfield, MA 01111

John E. Forrest Vice President National Sales Director	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Eileen D. Leo Second Vice President and Associate General Counsel	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

James Furlong Chief Operations Officer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

James T. Bagley Chief Financial Officer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Daniel Colarusso Chief Information Officer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

David Deonarine Sr. Registered Options Principal	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Steven Sampson Compliance Registered Options Principal	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

John McBride Assistant Treasurer	1295 State Street Springfield, MA 01111

Officer	Business Address
Gary W. Masse Retirement Services Regional Supervisor (East/Central)	221 Park Place II Coral Gables, FL 33146

Robert W. Kumming, Jr. Retirement Services Supervisor	1295 State Street Springfield, MA 01111

Peter J. Zummo Retirement Services Regional Supervisor (South/West)	1295 State Street Springfield, MA 01111

Stanley Label Regional Supervisor (Mid/South)	433 Plaza Real Suite 275 Boca Raton, FL 33432

Burvin E. Pugh, Jr. Agency Field Force Supervisor Regional Supervisor (South/West/Central)	1295 State Street Springfield, MA 01111

John P. McCloskey Regional Supervisor (East)	1295 State Street Springfield, MA 01111

Rita H. Mitchell Variable Life Supervisor	1295 State Street Springfield, MA 01111

Robert J. O’Connell Chairman of the Board of Directors	1295 State Street Springfield, MA 01111

Susan Alfano Director	1295 State Street Springfield, MA 01111

Lawrence V. Burkett, Jr. Director	1295 State Street Springfield, MA 01111

Howard E. Gunton Director	1295 State Street Springfield, MA 01111

Anne Melissa Dowling Director	140 Garden Street Hartford, CT 01654

Paul DeSimone Director	1295 State Street Springfield, MA 01111

Burvin E. Pugh, Jr. Director	1295 State Street Springfield, MA 01111

          (c) See the section captioned “Distribution” in the Statement of Additional Information.

ITEM 30.    Location of Accounts and Records

          All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through C.M. Life Insurance Company, 140 Garden Street, Hartford CT.

ITEM 31.    Management Services

          Not Applicable.

ITEM 32.    Undertakings

          a.  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

          b.  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          c.  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

          d.  C.M. Life Insurance Company hereby represents that the fees and charges deducted under the individual or group deferred variable annuity contracts with flexible purchase payments described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by C.M. Life Insurance Company.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant, C.M. Multi-Account A, certifies that it has caused this Pre-Effective Amendment No. 1 to Registration Statement No. 333-95845 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 24th day of July, 2000.

C.M. MULTI-ACCOUNT A

C.M. LIFE INSURANCE COMPANY
(Depositor)

/s/ ROBERT J. O’CONNELL *
By:
Robert J. O’Connell,
Chairman, President and Chief Executive Officer
C.M. Life Insurance Company

/s/ RICHARD M. HOWE *Richard M. Howe	On July 24, 2000, as Attorney-in-Fact pursuant to powers of attorney.

          As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement No. 333-95845 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT J. O’CONNELL * Robert J. O’Connell	Chairman, President and Chief Executive Officer	July 24, 2000

/s/ EDWARD M. KLINE * Edward M. Kline	Vice President and Treasurer (Principal Financial Officer)	July 24, 2000

/s/ JOHN M. MILLER , JR .* John M. Miller, Jr.*	Vice President and Comptroller (Principal Accounting Officer)	July 24, 2000

/s/ ISADORE JERMYN * Isadore Jermyn	Director	July 24, 2000

/s/ EFREM MARDER * Efrem Marder	Director	July 24, 2000

/s/ JAMES E. MILLER * James E. Miller	Director	July 24, 2000

/s/ JOHN V. MURPHY * John V. Murphy	Director	July 24, 2000

Signature	Title	Date

/s/ LAWRENCE V. BURKETT , JR . Lawrence V. Burkett, Jr.	Director	July 24, 2000

/s/ RICHARD M. HOWE *Richard M. Howe	On July 24, 2000, as Attorney-in-Fact pursuant to powers of attorney.

EXHIBIT INDEX

9	Opinion of and Consent of Counsel.

10(i)	Consent of Independent Accountants, PricewaterhouseCoopers LLP

10(ii)	Report of Independent Accountants, PricewaterhouseCoopers LLP

10(iii)	Consent of Independent Auditors’, Deloitte & Touche LLP

10(iv)	Power of Attorney